Exhibit 99.20

NOTICE OF ANNUAL AND SPECIAL MEETING AND MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 13, 2020

Dated as of April 2, 2020

ORLA MINING LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual and special meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of Orla Mining Ltd. (the “Corporation”) will be held via live webcast at https://78449.themediaframe.com/dataconf/productusers/ola/mediaframe/37060/indexl.html on the 13th day of May, 2020, at 9:00 a.m. (Vancouver time) for the following purposes:

(a)	to receive the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2019, together with the report of the auditor thereon;

(b)	to elect directors of the Corporation for the ensuing year;

(c)	to appoint Ernst & Young LLP as auditor of the Corporation for the ensuing year and authorize the board of directors to fix the remuneration of the auditor;

(d)	to consider, and if deemed advisable, to pass an ordinary resolution to approve the adoption of a new restricted share unit plan of the Corporation, as more particularly described in the accompanying management information circular; and

(e)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

With the rapidly evolving public health crisis resulting from the global spread of the novel coronavirus (COVID-19), to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, we will hold our annual meeting this year in a virtual only format, which will be conducted via live webcast at the following link:

https://78449.themediaframe.com/dataconf/productusers/ola/mediaframe/37060/indexl.html or by calling 1-877-407-6184 (toll free), and instructions will be provided as to how Shareholders entitled to vote at the Meeting may participate and vote at the Meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, ask questions and vote at the Meeting online. Non-registered shareholders (being shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting online as guests, but guests will not be able to vote or ask questions at the Meeting.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy and detailed instructions about how to participate at the virtual Meeting are set forth in the management information circular which accompanies, and is deemed to form a part of, this Notice of Meeting.

Registered shareholders are requested to complete, sign, date and return the enclosed form of proxy either in the addressed envelope enclosed to Computershare Trust Company of Canada, Attn: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or via fax to 1-866-249-7775 (toll free North America) or 1-416-263-9524 (International). Alternatively, registered shareholders may vote by telephone by calling 1-866-732-8683 (toll free) or by using the internet at www.investorvote.com. In each case, proxies must be received not later than 9:00 a.m. (Vancouver time) on May 11, 2020, or at least 48 hours (excluding Saturdays and holidays), before the time for holding the Meeting or any adjournment thereof.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may not be entitled to vote at the Meeting.

A Shareholder who wishes to appoint a person other than the proxyholders identified on the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting online) must carefully follow the instructions in the management information circular and on their form of proxy or voting instruction form accompanying this Notice of Meeting. These instructions include the additional step of registering such proxyholder with the transfer agent, Computershare Trust Company of Canada, after submitting a form of proxy or voting instruction form. Failure to register will result in the proxyholder not receiving a passcode, which is used for online sign-in, and is required to vote at the Meeting. Without a passcode, such proxyholder will only be able to attend the Meeting online as a guest. Non-registered shareholders located in the United States must also provide Computershare Trust Company of Canada with a duly completed legal proxy if they wish to vote at the meeting or appoint a third party as their proxyholder.

The Corporation reserves the right to take any additional precautionary measures in relation to the Meeting in response to further developments in respect of the COVID-19 outbreak that the Corporation considers necessary or advisable including changing the time, date or location of the Meeting. Changes to the Meeting time, date or location and/or means of holding the Meeting may be announced by way of press release. Please monitor the Corporation’s press releases as well as its website at www.orlamining.com for updated information. The Corporation advises you to check its website one week prior to the Meeting date for the most current information. The Corporation does not intend to prepare or mail an amended management information circular in the event of changes to the Meeting format.

Please review the accompanying management information circular before voting as it contains important information about the Meeting. If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Trust Company of Canada by telephone (toll free) at 1-800-564-6253, by fax at 1-866-249-7775 or by e-mail at service@computershare.com.

Dated April 2, 2020.

By Order of the Board of Directors

“Jason Simpson”
JASON SIMPSON President, Chief Executive Officer and Director

TABLE OF CONTENTS

General	2
SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS	2
Solicitation of Proxies	2
Appointment and Revocation of Proxies	2
Voting of Proxies	3
Non-Registered Holders	3
Voting at the Virtual Meeting	5
Appointment of a Third Party as Proxy	6
Record Date	6
Voting Shares	7
Quorum	7
Principal Shareholders	7
Interest of Certain Persons or Companies in Matters to be Acted Upon	7
Particulars of Matters to be Acted Upon at the Meeting	8
Financial Statements	8
Election of Directors	8
Appointment of Auditors	18
Adoption of the 2020 Restricted Share Unit Plan	18
Statement of Corporate Governance	19
Corporate Governance	19
Corporate Policies	26
Statement of Executive Compensation	30
Executive Compensation Discussion and Analysis	30
Termination and Change of Control Benefits	43
Director Compensation	44
Securities Authorized for Issuance Under the Equity Compensation Plans	48
Indebtedness of Directors and Executive Officers	48
Interest of Informed Persons in Material Transactions	49
Other Business	49
Additional Information	49
Approval of Directors	50
Schedule “A” BOARD MANDATE	A-1
Schedule “B” EQUITY COMPENSATION PLAN SUMMARIES	B-1
Schedule “C” 2020 RESTRICTED SHARE UNIT PLAN SUMMARY	C-1
Schedule “D” AUDITOR CHANGE REPORTING PACKAGE	D-1

MANAGEMENT INFORMATION CIRCULAR

General

This management information circular (the “Circular”) is furnished in connection with the solicitation by management (“Management”) of Orla Mining Ltd. (the “Corporation” or “Orla”) of proxies to be used at the Corporation’s annual and special meeting of the holders (“Shareholders”) of common shares of the Corporation (the “Common Shares”) to be held on May 13, 2020 (the “Meeting”) or at any adjournment or postponement thereof at the time and place and for the purposes set forth in the accompanying notice of annual and special meeting (“Notice of Meeting”).

This year, the Meeting will be held in a virtual only format, which will be conducted via live webcast. Shareholders and duly appointed proxyholders can attend the Meeting online by going to:

https://78449.themediaframe.com/dataconf/productusers/ola/mediaframe/37060/indexl.html or by calling 1-877-407-6184 (toll free), and instructions will be provided. Shareholders will not be able to physically attend the Meeting. For a summary of how Shareholders may to attend the Meeting online, see “Voting at the Virtual Meeting” below.

The Corporation reserves the right to take any additional precautionary measures in relation to the Meeting in response to further developments in respect of the novel coronavirus (COVID-19) outbreak that the Corporation considers necessary or advisable including changing the time, date or location of the Meeting. The Corporation will notify Shareholders of any change without sending additional soliciting materials or updating proxy-related materials by:

•	issuing a news release announcing the change in the date, time or location;

•	filing the news release on SEDAR; and

•	informing all the parties involved in the proxy voting infrastructure (such as intermediaries, transfer agents, and proxy service providers) of the change.

The Corporation continues to closely monitor developments around the outbreak of the COVID-19 virus and is taking every precaution to ensure the safety of its people and communities and is committed to keeping its Shareholders informed.

Except as otherwise indicated, the information contained in this Circular is stated as at April 2, 2020. All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars.

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

Solicitation of Proxies

It is anticipated that the solicitations will be made primarily by mail in relation to the delivery of the Circular. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Corporation at nominal cost. The cost of the solicitation will be borne by the Corporation. The Corporation has arranged for Intermediaries (as defined below) to forward the meeting materials to Non-Registered Shareholders (as defined below) and the Corporation may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Appointment and Revocation of Proxies

The person(s) designated by Management in the enclosed form of proxy are directors and/or officers of the Corporation (the “Management Proxyholders”). Each Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) other than Management Proxyholders to represent the Shareholder at the virtual Meeting or at any adjournment or postponement thereof. Such right may be exercised by striking out the names of the person(s) printed in the accompanying form of proxy and inserting the name of the person in the blank space provided in the enclosed form of proxy or by completing another suitable form of proxy and, in either case, delivering the completed and executed form of proxy as provided below.

If you are a Non-Registered Shareholder (as defined below) and wish to vote at the virtual Meeting, you have to insert your own name in the blank space provided on the voting instruction form or form of proxy sent to you by your Intermediary (as defined below), follow the applicable instructions provided by your Intermediary, AND register yourself as your proxyholder, as described below under the heading “Appointment of a Third Party as Proxy”.

Registered Shareholders

In the case of registered Shareholders (“Registered Shareholders”), the completed, signed and dated form of proxy should be sent in the addressed envelope enclosed to Computershare Trust Company of Canada Attn: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Yl, or via fax to 1-866-249-7775 (toll free North America) or 1-416-263-9524 (International). Alternatively, Registered Shareholders may vote by telephone by calling 1-866-732-8683 (toll free) or by using the internet at www.investorvote.com. To be effective, a proxy must be received not later than 9:00 a.m. (Vancouver time) on May 11, 2020, or at least 48 hours (excluding Saturdays and holidays), before the time for holding the Meeting or any adjournment thereof.

A Registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing, including another proxy bearing a later date, signed by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, to the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or in the case of any adjournment or postponement of the Meeting, the last business day preceding the day of the adjournment or postponement, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment or postponement thereof. A Registered Shareholder may also revoke a proxy in any other manner permitted by law. Only Registered Shareholders have the right to revoke a proxy. A Non-Registered Shareholder who wishes to change its vote must arrange for its Intermediary to revoke its proxy on its behalf.

Voting of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the Management Proxyholders will be voted or withheld from voting in accordance with the instructions given on the ballot. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

In the absence of any direction in the instrument of proxy, such Common Shares will be voted in favour of the matters set forth in the accompanying Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof. At the date of this Circular, Management is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to Management should properly come before the Meeting or any adjournment or postponement thereof, the Common Shares represented by properly executed proxies given in favour of the Management Proxyholders will be voted on such matters pursuant to such discretionary authority.

Non-Registered Holders

Only Registered Shareholders (or duly appointed proxyholders) are permitted to vote at the Meeting. However, in many cases, Shareholders are “non-registered” Shareholders because the Common Shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (a “Non-Registered Shareholder”), but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. Non-Registered Shareholders do not appear on the list of Shareholders maintained by the transfer agent.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as Non-Objecting Beneficial Owners (“NOBOs”). Those Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as Objecting Beneficial Owners (“OBOs”).

In accordance with the requirements as set out in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has distributed copies of the Notice of Meeting, this Circular and the form proxy (collectively, the “Meeting Materials”) to Intermediaries for onward distribution to NOBOs and OBOs. The Corporation does not intend to pay for Intermediaries to deliver the Meeting Materials to OBOs. An OBO will therefore not receive the Meeting Materials unless such OBO’s Intermediary assumes the cost of delivery.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. If the Non-Registered Shareholder does not wish to attend and vote at the virtual Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Shareholder must complete the form of proxy and deposit it with the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada, as provided above; or

(b)	be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a barcode and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. If the Non-Registered Shareholder does not wish to attend and vote at the virtual Meeting in person (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

In either case, the purpose of this procedure is to permit a Non-Registered Shareholder to direct the voting of the Common Shares which they beneficially own. Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered. Only Registered Shareholders have the right to revoke a proxy. A Non-Registered Shareholder who wishes to change its vote must arrange for its Intermediary to revoke its proxy on its behalf.

Non-Registered Shareholders who wish to vote at the virtual Meeting must insert their own name in the blank space provided on the voting instruction form or form of proxy, follow the applicable instructions provided by the Intermediary AND register as your proxyholder, as described below under the heading “Appointment of a Third Party as Proxy”.

Voting at the Virtual Meeting

To proactively deal with the unprecedented public health impact of COVID-19 (coronavirus), the Corporation will hold its Meeting in a virtual only format, which will be conducted via live audio webcast as well as by conference call. The Corporation believes that hosting a virtual meeting will increase participation by its Shareholders, as it will enable Shareholders to more easily attend the Meeting regardless of their geographic location. This year, Shareholders will not be able to physically attend the Meeting.

Only Registered Shareholders and duly appointed proxyholders may attend and vote at the virtual Meeting. Registered Shareholders and duly appointed proxyholders who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out in this Circular. A Registered Shareholder or a Non-Registered Shareholder who has appointed themselves or a third party proxyholder to represent them at the Meeting, will appear on a list of Shareholders prepared by Computershare Trust Company of Canada, the transfer agent and registrar for the Meeting. To have their Common Shares voted at the meeting, each Registered Shareholder or proxyholder will be required to enter their control number or other passcode prior to the start of the Meeting.

Non-Registered Shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will be able to listen to the Meeting online, but will not be able to vote or ask questions at the Meeting. This is because the transfer agent, Computershare Trust Company of Canada, does not have a record of the Non-Registered Shareholders of and, as a result, will have no knowledge of shareholdings or entitlement to vote, unless the Non-Registered Shareholder appoints itself as proxyholder.

If you are a Non-Registered Shareholders and wish to vote at the Meeting, you must (i) appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder on the voting instruction form sent to you and follow all of the applicable instructions, including the deadline, provided by the Intermediary; and (ii) register with Computershare Trust Company of Canada. See “Appointment of a Third Party as Proxy” below for additional information on how Non-Registered Shareholders can appoint themselves as proxyholder.

In order to streamline the virtual Meeting process, the Corporation encourages Shareholders to vote in advance of the Meeting using the voting instruction form or the form of proxy mailed to them with the Meeting Materials. Shareholders wishing to attend the virtual Meeting may continue to do so by logging into the webcast at:

https://78449.themediaframe.com/dataconf/productusers/ola/mediaframe/37060/indexl.html or by calling 1-877-407-6184 (toll free), and instructions will be provided. If you attend the Meeting online, it is important that you remain connected to the internet for the duration of the Meeting in order to vote when balloting commences. It is your responsibility to ensure that you remain connected. The Meeting will begin promptly at 9:00 a.m. (Vancouver time) on May 13, 2020, unless otherwise adjourned or postponed. You should allow ample time for the online check-in procedures prior to the start of the Meeting.

A summary of the information Shareholders will need to attend the online meeting is provided below.

•	Registered Shareholders must log in prior to the start of the Meeting, and enter the control number located on the form of proxy.

•	Duly appointed proxyholders will obtain from Computershare Trust Company of Canada a passcode after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “Appointment of a Third Party as Proxy” below.

•	Guests, including Non-Registered Shareholders who have not duly appointed themselves as proxyholder can listen to the Meeting, but will not able to vote or ask questions. Log in online or by conference call, and then complete the registration.

If you are using a control number or passcode to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

Appointment of a Third Party as Proxy

The following applies to Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, ask questions and vote at the Meeting.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting must submit their proxy or voting instruction form (if applicable) prior to registering the proxyholder. Registering the proxyholder is an additional step once the holder has submitted its proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/OrlaMining by 9:00 a.m. (Vancouver time) on May 11, 2020 and provide Computershare Trust Company of Canada with the proxyholder’s contact information, so that Computershare Trust Company of Canada may provide the proxyholder with a passcode via email. Without a passcode, proxyholders will not be able to vote at the Meeting.

United States Non-Registered Shareholders: To attend and vote at the virtual Meeting, holders must first obtain a valid legal proxy from its broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from the broker or bank included with Meeting Materials, or contact the broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from the broker, bank or other agent, to then register to attend the Meeting, holders must submit a copy of its legal proxy to Computershare Trust Company of Canada. Requests for registration should be directed to: Computershare, 100 University Avenue 8th Floor, Toronto, Ontario, M5J 2Y1 OR Email at uslegalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 9:00 a.m. (Vancouver time) on May 11, 2020. Holders will receive a confirmation of registration by email. You may attend the Meeting and vote during the virtual Meeting. Please note that such holders are required to register the appointment at www.computershare.com/OrlaMining.

Record Date

The board of directors of the Corporation (the “Board”) has fixed April 2, 2020 (the “Record Date”) as the record date for the purpose of determining holders of Common Shares entitled to receive notice of and to vote at the Meeting. In accordance with the provisions of the Canada Business Corporations Act (the “CBCA”), the Corporation or its transfer agent will prepare a list of holders of Common Shares on the Record Date. Each Shareholder named in the list or such Shareholder’s proxy will be entitled to vote the Common Shares shown opposite such Shareholder’s name on the list at the Meeting.

Voting Shares

The authorized voting securities of the Corporation consist of an unlimited number of Common Shares. As at Record Date, the Corporation had 187,725,383 Common Shares outstanding, each carrying the right to one vote. Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote.

Quorum

A quorum will be present at the Meeting if there are at least two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent Shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding Common Shares.

Principal Shareholders

To the knowledge of the directors and executive officers of the Corporation, as at the Record Date, no person beneficially owned, controlled or directed, directly or indirectly, more than 10% of the voting rights attached to the outstanding Common Shares except the following:

Shareholder	Number of Common Shares		% of Outstanding Common Shares
Newmont Corporation	34,410,141	(1)	18.3%
Agnico Eagle Mines Limited	17,613,835	(2)	9.4%
Pierre Lassonde	23,013,500	(3)	12.3%

Notes:

(1)	Held by Goldcorp Inc. (“Goldcorp”), which was acquired by Newmont Corporation (“Newmont”) on April 18, 2019. Newmont also holds warrants to purchase 1,275,000 Common Shares, which upon exercise and together with its Common Shares represents approximately 18.9% of the Common Shares on a partially-diluted basis.
(2)	Agnico Eagle Mines Limited (“Agnico Eagle”) also holds warrants to purchase 11,270,250 Common Shares, which upon exercise and together with its Common Shares represents approximately 14.5% of the Common Shares on a partially-diluted basis.
(3)	Mr. Lassonde also holds warrants to purchase 7,640,000 Common Shares, which upon exercise and together with his Common Shares represents approximately 15.7% of the Common Shares on a partially-diluted basis.

Interest of Certain Persons or Companies in
Matters to be Acted Upon

Other than as disclosed in this Circular, no: (i) director or executive officer of the Corporation at any time since the beginning of the last completed financial year; (ii) proposed nominee for election as a director; or (iii) any associate of a person in (i) or (ii) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. Directors and executive officers may, however, be interested in the adoption of the Replacement RSU Plan (as defined below) as detailed in “Particulars of Matters to be Acted Upon at the Meeting – Adoption of Replacement Restricted Share Unit Plan”, as such persons are entitled to participate in the Replacement RSU Plan.

Particulars of Matters to be Acted Upon at the Meeting

Financial Statements

The audited consolidated financial statements for the financial year ended December 31, 2019 and the report of the auditor thereon will be placed before the shareholders at the Meeting, but no vote thereon is required. These documents are available upon request or they can be found under the Corporation’s profile on SEDAR at www.sedar.com or on its website at www.orlamining.com.

Election of Directors

The Corporation’s Articles of Incorporation (the “Articles”) provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of eight directors and the term of office of each of the present directors expires at the close of the Meeting. The Board has fixed the size of the Board for election at the Meeting at eight directors. At the Meeting, the eight persons set out below will be proposed for election as directors of the Corporation (the “Nominees”). Each of the Nominees is currently a director. Each director elected will hold office until the close of the next annual meeting of shareholders or until such person’s successor is elected or appointed. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. All Nominees have established their eligibility and willingness to serve as directors.

The Board recommends that Shareholders vote FOR the election of each of the Nominees. Unless authority is withheld, the Management Proxyholders intend to vote FOR the election of each of the Nominees.

The Corporation has adopted a Majority Voting Policy prepared in accordance with Toronto Stock Exchange (“TSX”) majority voting requirements with respect to the annual election of directors. Pursuant to the Majority Voting Policy, each director must be individually elected by a majority (50%+1) of the votes cast with respect to his/her election, other than at contested meetings. If the votes in favour of the election of a Director at a Shareholder meeting represent less than a majority (i.e. 50% + 1) of the votes cast with respect to his or her election, that Director will immediately tender his or her resignation (“Resignation”) to the Board after the Shareholder meeting. Within ninety days following the applicable meeting, the Board shall conclude its deliberations and make a determination as to whether or not to accept the resignation; however, as mandated in the TSX guidelines, the Board shall accept the resignation absent exceptional circumstances. Following the Board’s determination, the Board will publicly disclose their decision, including, if applicable, the reasons for not accepting the resignation. A director who tenders a resignation pursuant to the Majority Voting Policy shall not be permitted to participate in any meetings of the Board or any sub-committee of the Board at which his/her election as a director is being considered.

The following tables set forth information with respect to each Nominee and is based upon information furnished by the respective proposed Nominee. Except as indicated below, each of the proposed Nominees has held the principal occupation shown beside the Nominee’s name in the table below or another executive office with the same or a related company, for the last five years.

CHARLES JEANNES

Nevada, USA

Age, 61

Director since June 2017

Independent

Principal Occupation

Corporate Director

Board and Board Committees	2019 Meeting Attendance
Board of Directors (Chair)	100%
Compensation Committee	100%
Audit Committee	100%
Corporate Governance and Nominating Committee	100%

Securities Holdings as at April 2, 2020

Common Shares	Options	Warrants	DSUs	Ownership Requirement
2,231,100 (1)	977,791	820,000	164,692	Satisfied

Other Board Memberships

Pan American Silver Corp. (Director)

Wheaton Precious Metals Corp. (Director)

Mr. Jeannes joined the Board in June 2017. Mr. Jeannes served as President and Chief Executive Officer of Goldcorp from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008. From 1999 until the acquisition of Glamis Gold Ltd. (“Glamis”) by Goldcorp, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc., most recently as Vice President of Placer Dome North America. From January 2017 to February 2019, Mr. Jeannes served as Director of Tahoe Resources Inc. Following the acquisition of Tahoe Resources Inc. by Pan American Silver Corp., Mr. Jeannes was appointed as a Director of Pan American Silver Corp. He is also a Director of Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) and serves as a University of Nevada, Reno (“UNR”) Foundation Trustee (a non-profit Board). He holds a Bachelor of Arts degree from UNR and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations.

Historical Voting Results
Year	For	Withheld
2019	99.73%	0.27%
2018	95.12%	4.88%
2017	99.96%	0.04%

Note:

(1)	In addition, Mr. Jeannes is entitled to 500,000 Bonus Shares (as defined herein). The Bonus Shares will become issuable on the date Mr. Jeannes ceases to act as a director following June 18, 2020. See “Statement of Executive Compensation – Director Compensation”.

RICHARD HALL

Colorado, USA

Age, 70

Director since June 2015

Independent

Principal Occupation

Corporate Director, Geologist and Mineral Industry Consultant

Board and Board Committees	2019 Meeting Attendance
Board of Directors	80%
Compensation Committee (Chair)	100%
Corporate Governance and Nominating Committee	75%

Securities Holdings as at April 2, 2020

Common Shares	Options	Warrants	DSUs	Ownership Requirement
2,257,000	695,743	100,000	94,496	Satisfied

Other Board Memberships

IAMGold Corporation (Director)

Mr. Hall joined the Board in June 2015. Mr. Hall was appointed a director of IAMGOLD Corporation in 2012. Mr. Hall brings over 40 years of exploration, development, mining and corporate experience to the Corporation. Mr. Hall is a former Director of Kaminak Gold Corporation from February 2013 to July 2016. Mr. Hall served as Chairman of Klondex Mines Ltd. from September 2014 until July 2018 when it was acquired by Hecla Mining Company. From 1999 to 2008 he served as President and Chief Executive Officer of Metallica Resources Inc., where he was involved in all aspects of the corporation’s development including the financing, construction and commissioning of the Cerro San Pedro gold-silver mine in Mexico. While at Metallica, the El Morro deposit was discovered in Chile and was brought through to a final feasibility study in conjunction with Metallica’s operating partner on the project, Xstrata Copper. In August 2008, Metallica was part of a $1.6 billion merger with Peak Gold Ltd. and New Gold Inc. to form what is now New Gold Inc. Mr. Hall also served as President and Chief Executive Officer of Northgate Minerals from July 2011 until October 2011 when Northgate was acquired by AuRico Gold Inc. From 2008 until 2011 he held the position of Chairman of Grayd Resource Corporation, which was acquired by Agnico Eagle in November 2011. Mr. Hall holds a Bachelor and a Masters Degree in Geology and an MBA from Eastern Washington University. He has also completed an Executive Development Program at the University of Minnesota.

Historical Voting Results
Year	For	Withheld
2019	99.73%	0.27%
2018	95.12%	4.88%
2017	99.96%	0.04%

JASON SIMPSON

Ontario, Canada

Age, 46

Director since

November 2018

Not independent

Principal Occupation

President, Chief Executive Officer and Director of the Corporation

Board and Board Committees	2019 Meeting Attendance
Board of Directors	100%
Environmental, Sustainability, Heath and Safety Committee	100%

Securities Holdings as at April 2, 2020

Common Shares	Options		RSUs	Ownership Requirement
427,359 (1)	1,891,440	(1)	443,473	N/A

Other Board Memberships

None

Mr. Simpson was appointed the Corporation’s President and Chief Executive Officer effective November 12, 2018. In addition to the role of President and CEO, Mr. Simpson also serves as a Director of the Corporation. Mr. Simpson is a mining executive with over 23 years of experience in operations leadership, mining engineering and project construction. Most recently, he was Chief Operating Officer of Torex Gold Resources (“Torex”) where, over his nearly 6-year tenure, he oversaw the successful construction and operation of the ELG Mine in Mexico. Prior to Torex, Mr. Simpson spent 11 years at Vale in various roles of increasing responsibility ending his tenure as General Manager of the Labrador Operations (Voisey’s Bay) in 2013. Mr. Simpson also worked at McIntosh Redpath Engineering on mining studies for companies including Barrick, Freeport McMoran, CVRD, Rio Tinto and Falconbridge, among others, where he gained global multi-commodity experience and perspective. Mr. Simpson holds dual degrees in Mining Engineering from the Technical University of Nova Scotia and in Physics from Dalhousie University.

Historical Voting Results
Year	For	Withheld
2019	99.73%	0.27%
2018	N/A	N/A
2017	N/A	N/A

Note:

(1)	In addition, Mr. Simpson is entitled to 1,000,000 CEO Bonus Shares (as defined herein) in four tranches of 250,000 Bonus Shares each. See “Statement of Executive Compensation – Executive Compensation Discussion and Analysis”. As of the date of this Circular, the vesting conditions in connection with the first tranche of these Bonus Shares had been achieved; however, the associated Common Shares had not yet been issued.

JEAN ROBITAILLE

Ontario, Canada

Age, 58

Director since December 2016

Independent

Principal Occupation

Senior Vice-President of Agnico Eagle since June 2008.

Board and Board Committees	2019 Meeting Attendance
Board of Directors	100%
Compensation Committee	100%
Environmental, Sustainability, Heath and Safety Committee	100%

Securities Holdings as at April 2, 2020

Common Shares	Options	Warrants	DSUs	Ownership Requirement
1,796,450	536,396	88,000	82,345	Satisfied

Other Board Memberships

Canada Mining Innovation Council (Director)

Mr. Robitaille joined the Board in December 2016, upon closing of the Corporation’s acquisition of Pershimco Resources Inc. Mr. Robitaille is Senior Vice-President, Corporate Development, Business Strategy and Technical Services of Agnico Eagle. Prior to this nomination and since 1988, he served Agnico Eagle in various senior executive roles for Business Strategy, Technical Services, Project Development and Operations. He has also worked at LaRonde as Project Manager, Mill Superintendent and Metallurgist. Prior to joining Agnico Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group. Mr. Robitaille currently serves as Director on the board of the Canada Mining Innovation Council (CMIC) a national non-profit organization. Mr. Robitaille is a mining graduate of the College de l’Abitibi Témiscamingue with a specialty in mineral processing.

Historical Voting Results
Year	For	Withheld
2019	99.99%	0.01%
2018	95.12%	4.88%
2017	99.96%	0.04%

GEORGE ALBINO

Colorado, USA

Age, 61

Director since June 2017

Independent

Principal Occupation

Corporate Director

Board and Board Committees	2019 Meeting Attendance
Board of Directors	100%
Audit Committee	100%
Corporate Governance and Nominating Committee (Chair)	100%

Securities Holdings as at April 2, 2020

Common Shares	Options	Warrants	DSUs	Ownership Requirement
401,000	504,819	121,500	89,421	Satisfied

Other Board Memberships

Eldorado Gold Corporation (Chairman)

Dr. Albino joined the Board in June 2017. Dr. Albino, Ph.D., is a geologist and was a Managing Director and Mining Analyst at GMP Securities, L.P., Research Division from 2010 until 2016. Prior to this, he was an Analyst at Macquarie Capital Markets Canada Ltd., Research Division from June 2002 until 2010, focusing on North American precious metal producers and exploration companies as well as base metal, uranium and diamond companies. Dr. Albino has over 35 years of experience in mining and finance, having been a geologist for 18 years and as a highly-ranked sell side analyst covering mining (principally gold) stocks for 19 years. Before joining the financial services side of the business, he worked for 18 years in the mining industry, academia and government as an Exploration and Research Geologist exploring for precious metals, base 17 metals and diamonds. He is also currently the Chairman of the board of directors of Eldorado Gold Corporation (since October 2016). Dr. Albino has a Ph.D. from The University of Western Ontario, an M.S. from the Colorado State University and a B.A.Sc. from Queen’s University.

Historical Voting Results
Year	For	Withheld
2019	99.73%	0.27%
2018	99.96%	0.04%
2017	99.94%	0.06%

TIM HALDANE

Arizona, USA

Age, 63

Director since June 2017

Independent

Principal Occupation

Mining professional/Corporate Director

Board and Board Committees	2019 Meeting Attendance
Board of Directors	100%
Environmental, Sustainability, Heath and Safety Committee (Chair)	100%

Securities Holdings as at April 2, 2020

Common Shares	Options	Warrants	DSUs	Ownership Requirement
103,500	504,819	14,250	89,421	Satisfied

Other Board Memberships

None

Mr. Haldane joined the Board in June 2017. Mr. Haldane is a mining professional with 40 years of operating and project development experience including 15 years in Mexico. Mr. Haldane most recently held the position of Senior Vice President of Operations - USA & Latin America at Agnico Eagle from 2014 until February 2017. Mr. Haldane holds a B.S. in Metallurgical Engineering from Montana Tech and is a Registered Professional Engineer.

Historical Voting Results
Year	For	Withheld
2019	99.73%	0.27%
2018	99.98%	0.02%
2017	99.89%	0.11%

DAVID STEPHENS (1)

Alberta, Canada

Age, 38

Director since March 2018

Independent

Principal Occupation

Partner at Agentis Capital Mining Partners, Consultant in mining and technology industries

Board and Board Committees	2019 Meeting Attendance
Board of Directors	100%
Audit Committee	100%

Securities Holdings as at April 2, 2020

Common Shares	Options	Warrants	DSUs	Ownership Requirement
Nil	160,356	65,000	69,468	N/A

Other Board Memberships

None

Mr. Stephens is a partner at Agentis Capital Mining Partners which provides capital markets advisory services and is a consultant in the mining and technology industries through his private consulting company. He was the Vice President, Corporate Development and Marketing at Goldcorp until its acquisition by Newmont on April 18, 2019, having previously served as Vice President and Treasurer. Prior to joining Goldcorp, Mr. Stephens spent ten years working in investment banking and equity research at various organizations including Macquarie Capital Markets Canada Ltd. and Orion Securities. Mr. Stephens holds a Bachelor’s degree in Electrical Engineering and Computer Science from Harvard University.

Historical Voting Results
Year	For	Withheld
2019	99.73%	0.27%
2018	96.81%	3.19%
2017	N/A	N/A

Note:

(1)	Mr. Stephens was formerly the director nominee of Newmont following its acquisition of Goldcorp. See “Investor Rights Agreement” below.

ELIZABETH McGREGOR

British Columbia, Canada

Age, 43

Director since June 2019

Independent

Principal Occupation

Finance professional, Corporate Director

Board and Board Committees	2019 Meeting Attendance (1)
Board of Directors	100%
Audit Committee (Chair)	100%
Corporate Governance and Nominating Committee	100%

Securities Holdings as at April 2, 2020

Common Shares	Options	Warrants	DSUs	Ownership Requirement
Nil	146,118	65,000	52,682	N/A

Other Board Memberships

Kinross Gold Corporation (Director)

Ms. McGregor served as the Executive Vice President and Chief Financial Officer of Tahoe Resources Inc. from August 9, 2016 until the acquisition by Pan American Silver Corp. on February 22, 2019. Ms. McGregor is a Canadian Chartered Professional Accountant (CPA, CA) and, prior to her role as Chief Financial Officer, served as Tahoe Resources Inc.’s VP Treasurer. She directed financial planning, corporate liquidity, financial reporting and risk management. Prior to joining Tahoe Resources Inc., she worked at Goldcorp from 2007 to 2013 where she held various financial roles including Director of Project Finance and Cost Control; Administration Manager at the Peñasquito mine; and Director of Risk. Ms. McGregor has also served as a director of Kinross Gold Corporation since November 6, 2019. Ms. McGregor began her career at KPMG as Audit Manager. She holds a B.A. (Hons) from Queen’s University in Kingston.

Historical Voting Results
Year	For	Withheld
2019	99.99%	0.01%
2018	N/A	N/A
2017	N/A	N/A

Note:

(1)       Meeting attendance during 2019 subsequent to appointment.

Cease Trade Orders, Bankruptcies, Penalties or Sanction

No director or proposed director of the Corporation is, as at the date of this Circular, or has been, within the 10 years preceding the date of this Circular, a director, chief executive officer and chief financial officer of any company (including the Corporation) that:

(a)	while that person was acting in that capacity, was the subject of a cease trade, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (each, an “Order”);

(b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer; or

(c)	while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Corporation has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director or proposed director.

To the knowledge of the Corporation, as of the date hereof, no proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Investor Rights Agreement

In accordance with the terms of the investor rights agreement dated November 7, 2017 between Goldcorp (now “Newmont”) and Orla (the “Newmont Agreement”), Newmont has, among other rights, the right to nominate an individual for election to the Board. In the event the number of directors on the Board is increased to more than ten directors, Newmont shall be entitled to designate an additional nominee, provided that at the time of such increase in the size of the Board it holds at least 10% of the Common Shares. Newmont has indicated its intention to exercise its right to nominate a director to the Board but has not done so as of the record date.

Under the terms of the Newmont Agreement, Newmont has agreed to vote its Common Shares in accordance with the recommendations of the Board or Management on all matters to be submitted to Shareholders, including for the Management nominee’s for directors, except in the case of voting in respect of: (i) any issuer bid, insider bid, related party transaction or business combination; (ii) any amendment to the constating documents of the Corporation, other immaterial or administrative changes; (iii) any matter in relation to which a recognized proxy advisor is recommending against Management or the Board on any resolution for Shareholders; (iv) any disposition of assets for consideration equal or greater than 50% of the market capitalization immediately prior to the entering into of such transaction; (v) any proposed distribution of securities where the number of Common Shares issued or issuable thereunder is greater than 25% of the Common Shares which are outstanding prior to closing; and (vi) in any circumstances where the Corporation or its directors or officers are not in compliance with the agreement or applicable laws, in which case Newmont is entitled to vote its Common Shares in its discretion (the “Exceptions”). Any nominee of Newmont on the Board will not be required to vote in accordance with the recommendations but will exercise his or her fiduciary responsibilities as a director by voting as he or she sees fit.

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Pursuant to the Newmont Agreement, Newmont has been granted certain participation rights to maintain its pro rata interest in future offerings.

Similarly, in accordance with an amended and restated investor rights agreement dated December 17, 2019 between Agnico Eagle (the “Agnico Agreement”) and the Corporation, Agnico Eagle has, among other rights, the right to nominate an individual for election to the Board, provided it holds at least 5% of the Common Shares. Under the terms of the Agnico Agreement, Agnico Eagle has agreed, for a period of 18 months from October 18, 2019, to vote its Common Shares in accordance with the recommendations of the Board or Management on all matters to be submitted to Shareholders, including for the Management nominee’s for directors, except in the case of voting in respect of the Exceptions. Any nominee of Agnico Eagle on the Board will not be required to vote in accordance with the recommendations but will exercise his or her fiduciary responsibilities as a director by voting as he or she sees fit.

Pursuant to the Agnico Agreement, Agnico Eagle has been granted certain participation rights to maintain its pro rata interest in future offerings. Agnico Eagle has not exercised its right to nominate a director as of the date of this Circular.

Appointment of Auditors

On March 25, 2020, Ernst & Young LLP (“Ernst & Young”) was appointed as the auditor of Orla, to replace Davidson & Company LLP, Chartered Professional Accountants. Management is recommending the re-appointment of Ernst & Young as auditor for the Corporation, to hold office until the next annual general meeting of the Shareholders at a remuneration to be fixed by the Board. A notice of change of auditor, and confirmation letters from each of the former and successor auditors of the Corporation are attached to this Circular as Schedule “D”, pursuant to the requirements of National Instrument 51-102 – Continuous Disclosure Obligations.

To be effective, the resolution to re-appoint Ernst & Young must be approved by not less than a majority of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting.

The Board recommends that Shareholders vote FOR the re-appointment of Ernst & Young. Unless authority is withheld, the Management Proxyholders intend to vote FOR the appointment of Ernst & Young as the auditor of the Corporation to hold office until the next annual general meeting of Shareholders or until a successor is appointed and the Board is authorized to fix their remuneration.

Adoption of the 2020 Restricted Share Unit Plan

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “RSU Plan Resolution”), subject to such amendments, variation or additions as may be approved at the Meeting, approving the adoption of a new restricted share unit plan (the “Replacement RSU Plan”) as set out below.

On April 2, 2020, the Board approved the Replacement RSU Plan, which is intended to replace the existing restricted share unit plan (the “RSU Plan”) as the only restricted share unit plan of the Corporation, subject to Shareholder and stock exchange approvals. All prior grants made under the existing RSU Plan remain subject to the terms of such plan, however, no further grants will be permitted to be made under the existing RSU Plan and such plan will be terminated once the existing grants have vested or been forfeited.

For a description of the material terms of the Replacement RSU Plan see Schedule “C”. A copy of the proposed Replacement RSU Plan is attached to this Circular as Exhibit “A” to Schedule “C”.

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The more substantive differences between the Replacement RSU Plan and the existing RSU Plan are as follows:

1.	the Replacement RSU Plan includes the definition “Deferred Payment Date” which shall mean the date, for a Participant (as defined in the Replacement RSU Plan) under the Replacement RSU Plan, after the Restricted Period (as defined in the Replacement RSU Plan) to which the Participant has elected to defer receipt of the Common Shares;

2.	the Replacement RSU Plan includes the definition “US Participant” which shall mean a Participant who would be subject to taxation under the Code (as defined in the Replacement RSU Plan) in respect of income derived from the RSUs; and

3.	Article 3 of the Replacement RSU Plan permits Participants, other than US Participants, to elect to defer the receipt of all or any part of their entitlement to RSUs until a Deferred Payment Date, subject to the terms of the Replacement RSU Plan, upon giving the Corporation written notice of such Deferred Payment Date not later than thirty (30) days prior to the expiration of the Restricted Period. Participants may change a Deferred Payment Date by providing written notice to the Corporation not later than thirty (30) days prior to the Deferred Payment Date.

In order to accommodate the addition of a Deferred Payment Date, the Replacement RSU Plan also contains certain related housekeeping updates, including, among others, the removal of the ability of the Corporation to settle Restricted Share Units in cash. Otherwise, the terms of the Replacement RSU Plan are the same as the terms of the existing RSU Plan.

The Board and management recommend the adoption of the RSU Plan Resolution. To be effective, the RSU Plan Resolution must be approved by not less than a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting.

The text of the RSU Plan Resolution to be submitted to Shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED THAT:

1.	the restricted share unit plan (the “Replacement RSU Plan”) of Orla Mining Ltd. (the “Corporation”), as adopted by the board of directors (the “Board”) and substantially in the form presented to the shareholders (the “Shareholders”) of the Corporation is hereby approved;

2.	the Board be authorized on behalf of the Corporation to make any further amendments to the Replacement RSU Plan as may be required by regulatory authorities, without further approval of the Shareholders, in order to ensure adoption of the Replacement RSU Plan; and

3.	the approval of the Replacement RSU Plan by the Board is hereby ratified and confirmed and any one director or officer of the Corporation is hereby authorized and directed on behalf of the Corporation to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution.”

If, at the Meeting, the Shareholders do not approve the RSU Plan Resolution, the Replacement RSU Plan will not be implemented and the existing RSU Plan will remain in force as the restricted share unit plan of the Corporation. The Board recommends that Shareholders vote FOR the RSU Plan Resolution to approve the adoption of the Replacement RSU Plan. Unless authority is withheld, the Management Proxyholders intend to vote FOR the RSU Plan Resolution.

Statement of Corporate Governance

Corporate Governance

The Corporation and the Board recognize the importance of corporate governance to the effective management of the Corporation and to the protection of its employees and Shareholders. The Corporation’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance Shareholder value.

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In June 2005, National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular. As required by the Governance Disclosure Rule and other applicable regulatory instruments, the following disclosure describes the Corporation’s corporate governance policies and initiatives.

The Corporation continually reviews and monitors developments in Canada with a view to further revising its governance policies and practices, as appropriate. Subsequent to the completion of the acquisition of Pershimco Resources Inc. in December 2016 (the “Pershimco Acquisition”), the Camino Rojo gold project in November 2017 and the graduation to the TSX on November 1, 2018, the Corporation’s corporate governance practices and policies were reviewed in order to ensure the Corporation was well situated with best practices in light of its stage of development. This review culminated with the Board adopting various revised and new corporate governance documents and policies. The Board will continue to monitor such practices on an ongoing basis and when necessary implement such additional practices as it deems appropriate.

The Board of Directors

The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and through its standing committees; namely, the Audit Committee, the Compensation Committee, the Environmental, Sustainability, Heath and Safety Committee and the Corporate Governance and Nominating Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet Orla’s strategic objectives. A copy of the mandate of the Board is attached hereto as Schedule “A”.

The Board is responsible for, among other things:

•	developing, reviewing and approving the business objectives and goals of the Corporation and reviewing the business, financial and strategic plans by which it is proposed that Orla may reach those goals;

•	approving and monitoring compliance with all significant policies and procedures;

•	providing input to Management on emerging trends and issues and on strategic plans, objectives and goals that Management develops and monitoring the Corporation’s progress toward its strategic and operational goals, and to revise its direction to Management in light of changing circumstances affecting the Corporation;

•	reviewing and approving the annual consolidated audited financial statements, the interim consolidated financial statements, and the notes and management’s discussion and analysis accompanying such financial statements, as well as Orla’s management information circular and overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

20

•	ensuring the implementation of appropriate environmental stewardship and health and safety management systems, which are sufficient within the terms and practices of the mining industry, to ensure compliance with applicable laws; and

•	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to Orla’s shareholders.

Meetings of the Board

The Board fulfills its mandate at regularly scheduled meetings or as required. The directors are kept informed of the Corporation’s operations at these meetings as well as through reports and discussions with Management throughout the year. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time. The Board’s practice is that, at the end of each meeting of the Board, independent directors meet in the absence of Management and non-independent directors to hold an open and candid discussion. For the financial year ended December 31, 2019, all Board and committee meetings were accompanied by in-camera sessions where Management was not in attendance.

The majority of directors in office constitutes a quorum for the transaction of business and a quorum of directors may exercise all the powers of directors at a meeting. Directors are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting), and to remain in attendance for the duration of the meeting.

In certain circumstances, non-directors will be permitted to attend Board and committee meetings to provide information and opinions to assist the directors in their deliberations. The Board, through the Chair will determine non-director attendees for a meeting, and no non-directors will be permitted to table material at the Board meeting without the prior approval of the Chair (in the case of the Board) or committee chair (in the case of committee of the board).

Independence of the Board

The Governance Disclosure Rule defines an “independent” director as a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.

The Board is currently comprised of eight directors. The Board has determined that seven out of the eight current members are “independent” directors within the meaning of the Governance Disclosure Rule. Mr. Jason Simpson is not considered “independent” as a result of his role as an executive officer. Messrs. Charles Jeannes, Richard Hall, Jean Robitaille, Tim Haldane, George Albino and David Stephens and Ms. Elizabeth McGregor are each considered to be “independent” directors of the Corporation.

If the proposed Nominees put forth by Management are elected at the Meeting, the Board will be comprised of eight directors, seven of whom (Messrs. Jeannes, Hall, Robitaille, Haldane, Albino, Stephens and Ms. McGregor) will be considered “independent” directors and one of whom (Mr. Simpson) will not be considered “independent” for the reasons stated above. To enhance its ability to act independent of Management, the members of the Board may meet in the absence of members of Management and the non-independent directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

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Chair of the Board

The current Chair of the Board is Mr. Charles Jeannes. Mr. Jeannes is considered independent. The Chair’s role and responsibilities include providing leadership to the Board, assisting the Board in satisfying its oversight responsibilities, managing Board meetings, promoting the delivery of information to the directors of the Corporation on a timely basis such that directors are fully apprised of all matters which are material to directors, presiding over Shareholder meetings and such other functions as may be ancillary to the duties and responsibilities and as may be delegated to the Chair by the Board from time to time. The Role Statement for Non-Executive Chair is available on the Corporation’s website at www.orlamining.com.

Chief Executive Officer

The Chief Executive Officer of the Corporation is responsible for managing the business and affairs of the Corporation within the corporate policies and mandates and authority limitations established by the Board from time to time. The Role Statement for the Chief Executive Officer is available on the Corporation’s website at www.orlamining.com.

Other Reporting Issuer Directorships

The following table sets forth the directors of the Corporation who currently hold directorships in other reporting issuers:

Name	Name of Reporting Issuer	Exchange	Term
George Albino	Eldorado Gold Corp.	TSX, NYSE	2016 to Present
Richard Hall	IAMGold Corporation	TSX, NYSE	2012 to Present
Charles Jeannes	Wheaton Precious Metals Corp.	TSX, NYSE	2016 to Present
	Pan American Silver Corp.	TSX, NASDAQ	2019 to Present
Elizabeth McGregor	Kinross Gold Corporation	TSX, NYSE	2019 to Present

Orientation and Continuing Education

Given the size and stage of the Corporation, the Board as a whole is responsible for ensuring that new directors are provided with an orientation program, which includes written information about the business, documents from recent Board meetings and governance policies.

In addition, directors are encouraged to visit and meet with Management on a regular basis and are provided the opportunity to independently consult with legal counsel to the Corporation to understand their legal obligations as directors.

The Corporation also encourages continuing education of its directors and officers where appropriate in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Corporation. To facilitate ongoing education, the Corporate Governance and Nominating Committee will: (a) periodically canvass the directors to determine their training and education needs and interests; (b) arrange for directors to visit the Corporation’s development sites; (c) encourage directors to attend seminars, industry conferences such as the Denver Gold Forum and the Prospectors and Developers Association of Canada (PDAC) conference, and other professional development events; (d) encourage and facilitate presentations by outside experts to the Board of committees on matters of particular importance or emerging significance.

At each quarterly Board meeting, the Chief Financial Officer makes a presentation to the Board to provide a comprehensive overview of the Corporation’s financial performance, anticipated future financial results and market trends. In addition, together with legal counsel to the Corporation, the Chair of the Board continually reviews the latest securities rules and policies and best practices in corporate governance. Any changes or new requirements will then be brought to the attention of the Corporation’s directors. Board members are encouraged to communicate with Management, auditors, legal counsel and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with Management’s assistance; and to attend related industry seminars and visit the Corporation’s projects. Board members have full access to the Corporation’s records.

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Ethical Business Conduct

The Board expects Management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation’s business plan and to meet performance goals and objectives according to the highest ethical standards. To this end, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees.

Employees are required to report any violations under the Code or the Corporation’s corporate governance policies in accordance with the Corporation’s Whistleblower Policy, which provides that an individual may report any concerns or complaints regarding accounting, internal accounting controls, audit-related matters or fraud to the Chair of the Audit Committee. Such concerns and/or complaints will be kept confidential and may be communicated anonymously if desired. Following the receipt of any complaints, the Chair of the Audit Committee shall promptly investigate each matter so reported.

A copy of the Code and the Whistleblower Policy is available on the Corporation’s website at www.orlamining.com and has also been filed on SEDAR and may be accessed under the Corporation’s profile at www.sedar.com.

The Board monitors compliance with the Code and Management provides an annual report to the Board regarding issues, if any, arising under the Code and the Corporation’s corporate governance policies.

In addition, as some of the directors of the Corporation also serve as directors and officers of other companies engaged in similar activities, the Board must comply with the conflict of interest provisions of the CBCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Each director is required to declare the nature and extent of his interest and is not entitled to vote at meetings which involve such conflict.

Compensation Committee

The Compensation Committee is currently comprised of three independent directors, being Messrs. Hall (Chair), Robitaille and Jeannes. The Compensation Committee has adopted a written mandate and is responsible for the review and approval of the philosophy and design of the Corporation’s compensation programs and the compensation of the Corporation’s executives and members of the Board and for submitting recommendations to the Board in this regard. In addition, the Compensation Committee is responsible for reviewing and making recommendations to the Board, as appropriate, in connection with the Corporation’s succession planning with respect to the Chief Executive Officer and other senior executive officers and ensuring that the structure, design and application of the Corporation’s material compensation programs meet the Corporation’s principles, objectives and risk profile and do not encourage excessive risk taking.

See “Statement of Executive Compensation – Executive Compensation Discussion and Analysis” below for details regarding the Corporation’s objectives and philosophy regarding executive compensation and the application of this philosophy to the Corporation’s executive compensation arrangements. During the financial year ended December 31, 2019, the Compensation Committee met three times.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is currently comprised of four independent directors, being Messrs. Albino (Chair), Jeannes and Hall and Ms. McGregor.

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The Corporation’s Corporate Governance & Nominating Committee is in place to provide a focus on governance that will enhance the Corporation’s performance, to assess and make recommendations regarding the Board’s effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing, evaluating and providing ongoing development for directors. The full text of the Corporate Governance and Nominating Committee’s charter is available on the Corporation’s website at www.orlamining.com. During the financial year ended December 31, 2019, the Corporate Governance and Nominating Committee met four times.

Audit Committee

The Audit Committee is currently comprised of four independent directors, being Ms. McGregor (Chair) and Messrs. Stephens, Jeannes and Albino, each of whom is considered to be (i) independent; and (ii) financially literate. The Audit Committee is responsible for the Corporation’s financial reporting process and the quality of its financial reporting.

The Audit Committee is charged with the mandate of providing independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of the Corporation’s external auditors. The Audit Committee also assists the Board in fulfilling its responsibilities in reviewing the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Audit Committee maintains effective working relationships with the Board, Management, and the external auditors and monitors the independence of those auditors. The full text of the Audit Committee’s charter is available on the Corporation’s website at www.orlamining.com. During the financial year ended December 31, 2019, the Audit Committee met four times.

The following table describes the education and experience of each current Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

Elizabeth McGregor:

Ms. McGregor served as the Executive Vice President and Chief Financial Officer of Tahoe Resources Inc. from August 9, 2016 until the acquisition by Pan American Silver Corp. on February 22, 2019. Ms. McGregor is a Canadian Chartered Professional Accountant (CPA, CA) and, prior to her role as Chief Financial Officer, served as Tahoe Resources Inc.’s VP Treasurer. She directed financial planning, corporate liquidity, financial reporting and risk management. Prior to joining Tahoe Resources Inc., she worked at Goldcorp from 2007 to 2013 where she held various financial roles including Director of Project Finance and Cost Control; Administration Manager at the Peñasquito mine; and Director of Risk. Ms. McGregor has also served as a director of Kinross Gold Corporation since November 6, 2019. Ms. McGregor began her career at KPMG as Audit Manager. She holds a B.A. (Hons) from Queen’s University in Kingston.

David Stephens:

Mr. Stephens is a partner at Agentis Capital Mining Partners which provides capital markets advisory services and is a consultant in the mining and technology industries through his private consulting company. He was the Vice President, Corporate Development and Marketing at Goldcorp until its acquisition by Newmont on April 18, 2019, having previously served as Vice President and Treasurer. Prior to joining Goldcorp, Mr. Stephens spent ten years working in investment banking and equity research at various organizations including Macquarie Capital Markets Canada Ltd. and Orion Securities. Mr. Stephens holds a Bachelor’s degree in Electrical Engineering and Computer Science from Harvard University.

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Charles Jeannes:

Mr. Jeannes served as President and Chief Executive Officer of Goldcorp from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008. From 1999 until the acquisition of Glamis by Goldcorp, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc., most recently as Vice President of Placer Dome North America. From January 2017 to February 2019, Mr. Jeannes served as Director of Tahoe Resources Inc. He is currently a Director of Pan American Silver Corp. and Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) and serves as a UNR Foundation Trustee (a non-profit Board). He holds a Bachelor of Arts degree from UNR and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations.

George Albino:

Dr. Albino, Ph.D. is a geologist and was a Managing Director and Mining Analyst at GMP Securities, L.P., Research Division from 2010 until 2016. Prior to this, he was an Analyst at Macquarie Capital Markets Canada Ltd., Research Division from June 2002 until 2010, focusing on North American precious metal producers and exploration companies as well as base metal, uranium and diamond companies. Dr. Albino has over 35 years of experience in mining and finance, having been a geologist for 18 years and as a highly-ranked sell side analyst covering mining (principally gold) stocks for 19 years. Before joining the financial services side of the business, he worked for 18 years in the mining industry, academia and government as an Exploration and Research Geologist exploring for precious metals, base metals and diamonds. He is also currently a Director of Eldorado Gold Corporation. Dr. Albino has a Ph.D. from The University of Western Ontario, an M.S. from the Colorado State University and a B.A.Sc. from Queen’s University.

The following table sets out the external auditor service fees paid in the 2019 and 2018 financial years:

	2019	2018
Audit Fees(1)	$90,000	$92,500
Audit-Related Fees(2)	$20,500	$31,000
Tax Fees(3)	$22,350	$12,500
All Other Fees(4)	Nil	Nil
Total:	$132,850	$136,000

Notes:

(1) Fees billed by the Corporation’s auditor for audit services.

(2) Fees billed by the Corporation’s external auditor for assurance-related services that are not included in “audit fees”. Such fees consist primarily of quarterly reviews and work related to providing consents pursuant to financings.

(3) Fees for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice and tax planning.

(4) Fees for products and services provided by the Corporation’s external auditor, other than services reported under the table headings “Audit Fees”, “Audit-Related Fees” or “Tax Fees”.

As part of its duties, the Audit Committee is required to pre-approve all non-audit services performed by the independent auditors in order to assure that the provision of such services does not impair the auditors’ independence. In considering the appointment of the auditor for non-audit services, the Audit Committee will consider the compatibility of the service with the auditor’s independence. The Audit Committee does not delegate to Management its responsibilities to pre-approve services performed by the independent auditors.

Environmental, Sustainability, Health and Safety Committee

The Environmental, Sustainability, Heath and Safety Committee is currently comprised of three directors, being Messrs. Haldane (Chair) and Robitaille, each of whom is considered to be independent, and Mr. Simpson, who is not considered to be independent. The purpose of the Environmental, Sustainability, Heath and Safety Committee is to monitor and review the health, safety, environmental and sustainable development policies, principles, practices and processes of the Corporation and monitor and review the regulatory issues related to health, safety, the environment and sustainable development. The Environmental, Sustainability, Heath and Safety Committee has the authority to engage independent counsel or other experts and conduct any investigation that it considers appropriate. It is responsible for amongst other things, reviewing and approving annual disclosure relating to the Corporation’s sustainability, health, safety and environment policies and activities, reviewing sustainability, environmental and health and safety reports and identifying the principal health, safety and environmental risks and impacts of the Corporation.

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During the financial year ended December 31, 2019, the Environmental, Sustainability, Heath and Safety Committee met four times.

Assessment of Board Performance

Led by the independent Chair, the Board as a whole is expected to evaluate the effectiveness of the Board, its committees and individual directors on an annual basis. The Board has adopted a questionnaire that asks the directors to assess the effectiveness of the Board and its committees in respect of: structure and composition; roles and responsibilities; operations; effectiveness; committee meetings’ operations and effectiveness; and individual director performance. The Board evaluation process was designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The Chair of the Corporate Governance and Nominating Committee is responsible for ensuring the questionnaire covers all necessary topics of discussion and for gathering the feedback from other directors or the Corporation.

Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for the directors on the Board or other mechanisms of Board renewal at this time. Term limits are not considered necessary, as the Board believes it has adopted sufficient practices and mechanisms for renewal. In particular, the Board has appointed a Corporate Governance and Nominating Committee comprised solely of independent directors to provide a focus on governance that will enhance the Corporation’s performance; to assess and make recommendations regarding the Board’s effectiveness; and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. The Corporate Governance and Nominating Committee will complete annual reviews of the Board’s relationship with Management to ensure the Board is able to, and in fact does, function independently of Management. The Corporate Governance and Nominating Committee will also develop, and annually update and recommend to the Board for approval, a long term plan for Board composition that takes into consideration, among other matters, the current strengths, skills and experience represented by each director, as they affect Board dynamics as well as retirement dates. The Board believes that the perspective of longer service directors with industry experience is of benefit to the Board. In addition, Management believes that the experience and diversity of the current Board would be very difficult to replicate and that regular evaluation of Board skills and experience, rather than arbitrary term limits, will result in better Board performance.

Corporate Policies

Environmental & Sustainability, Health & Safety Policy

The Corporation is committed to meeting or surpassing regulatory requirements in all of its exploration and development activities while working to protect the environment both within and beyond the Corporation’s operational boundaries. In keeping with this commitment, Orla has adopted an Environmental, Sustainability and Health & Safety Policy. The Corporation will conduct all of its operations in a manner that ensures full compliance with its Environmental, Sustainability and Health & Safety Policy, applicable legislation and government requirements. The aim of this policy is to protect the surroundings in which the Corporation operates, to minimize and manage environmental risk and to enhance sustainable environmental practices. Orla will ensure that all of its activities are conducted in an environmentally safe and responsible manner and will ensure that its contractors adhere to the same high environmental standards. The full text of the Environment & Sustainability, Health & Safety Policy is available on the Corporation’s website at www.orlamining.com.

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Corporate Social Responsibility Policy

The Corporation is committed to conducting its business in a responsible manner at all times. In keeping with this commitment, Orla has implemented a Corporate Social Responsibility Policy which sets out the guidelines by which the Corporation will (i) endeavour to respect the health and safety of its employees, (ii) protect the environment, (iii) respect the human rights of its employees and the residents in the communities in which the Corporation operates and (iv) contribute to the sustainable development of those communities.

Share Ownership Policy

The Corporation has adopted a Share Ownership Policy in order to align the interests of the officers and directors of the Corporation with those of the Corporation’s Shareholders by requiring such persons to own a significant number of Common Shares. Each of the non-executive directors is required to hold Common Shares having a value of at least three times the value of the annual base retainer. Each of the executive officers is required to hold Common Shares having a value of at least two times his or her base salary. The ownership guidelines will be deemed to be satisfied following the date on which the price paid by the director or officer for Common Shares or the fair market value of the Common Shares equals or exceeds the ownership threshold. Individuals are required to comply with this policy by the fifth anniversary of the date of the individual’s date of hire or appointment. The full text of the Share Ownership Policy is available on the Corporation’s website at www.orlamining.com.

Name	Number of Common Shares		Market Value of Common Shares(1)	Share Ownership Requirement(2)		Requirement Met?
Officers
Jason Simpson President and Chief Executive Officer	427,359		$906,001	$900,000		Yes
Etienne Morin Chief Financial Officer	133,170		$282,320	$500,000		N/A	(3)
Non-Executive Directors
George Albino Director	401,000		$850,120	$75,000		Yes
Tim Haldane Director	103,500		$219,420	$75,000		Yes
Richard Hall Director	2,257,000		$4,784,840	$75,000		Yes
Charles Jeannes Director	2,231,100		$4,729,932	$150,000		Yes
Elizabeth McGregor Director	Nil		Nil	$75,000		N/A	(3)
Jean Robitaille Director	1,796,450		$3,808,474	$75,000		Yes
David Stephens Director	Nil	(4)	Nil	$75,000	(4)	N/A	(3)

Notes:

(1)	Calculated using $2.12, being the closing price of the Common Shares on the TSX on April 2, 2020.

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(2)	Each of the non-executive directors is required to hold Common Shares having a value of at least three times the value of the annual base retainer. Each of the executive officers is required to hold Common Shares having a value of at least two times his or her base salary.
(3)	Mr. Simpson, Mr. Morin and Mr. Stephens joined the Corporation in 2018 and Ms. McGregor was appointed as a director of the Corporation in 2019 and accordingly each have five years from their respective dates of hire/appointment to satisfy the requirement.

Majority Voting Policy

The Corporation has adopted a Majority Voting Policy prepared in accordance with TSX majority voting requirements with respect to the annual election of directors. The full text of the Majority Voting Policy is available on the Corporation’s website at www.orlamining.com. See “Particulars of Matters to be Acted Upon – Election of Directors” for a summary of the Majority Voting Policy.

Corporate Disclosure Policy

The Corporation has adopted a Corporate Disclosure Policy to outline the required process for the timely disclosure of all material information relating to the Corporation’s business, including both written and verbal disclosure, and to provide guidance and assistance to the Board, officers and employees in complying with their obligations under the provisions of securities laws and stock exchange rules to preserve the confidentiality of the Corporation’s non-public material information. The full text of the Corporate Disclosure Policy is available on the Corporation’s website at www.orlamining.com.

Insider Trading Policy

The Corporation has adopted an Insider Trading Policy. Canadian securities laws and regulations prohibit “insider trading” and impose restrictions on trading securities while in possession of material undisclosed information. The rules and procedures detailed in the Corporation’s Insider Trading Policy have been implemented in order to prevent improper trading of the Corporation’s securities or of companies with which the Corporation may have a business relationship. The full text of the Insider Trading Policy is available on the Corporation’s website at www.orlamining.com.

For a summary of the Corporation’s Whistleblower Policy see “Corporate Governance – Ethical Business Conduct” above.

Clawback Policy

The Corporation has adopted a Clawback Policy in order to maintain a culture of focused, diligent and responsible management which discourages conduct detrimental to the growth of the Corporation and to ensure that incentive-based compensation paid by the Corporation is based upon accurate financial data. The Clawback Policy applies in the event of a material restatement of the Corporation’s financial results as a result of material non-compliance with financial reporting requirements. The full text of the Clawback Policy is available on the Corporation’s website at www.orlamining.com.

Anti-Hedging Policy

The Corporation has adopted a formal Anti-Hedging Policy, the objective of which is to prohibit those subject to it from directly or indirectly engaging in hedging against future declines in the market value of any securities of the Corporation through the purchase of financial instruments designed to offset such risk. The Board believes that it is inappropriate for directors, officers or employees of the Corporation or its respective subsidiary entities or, to the extent practicable, any other person (or their associates) in a special relationship with the Corporation, to hedge or monetize transactions to lock in the value of holdings in the securities of the Corporation. Such transactions, while allowing the holder to own the Corporation’s securities without the full risks and rewards of ownership, potentially separate the holder’s interests from those of other stakeholders and, particularly in the case of equity securities, from the public shareholders of the Corporation. The full text of the Anti-Hedging Policy is available on the Corporation’s website at www.orlamining.com.

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Diversity Policy

The Corporation is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Corporation has established a Diversity Policy. “Diversity” is any dimension which can be used to differentiate groups and people from one another and it means the respect for and appreciation of the differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability, amongst other things. The Corporation recognizes the benefits arising from employee and Board diversity, including a broader pool of high quality employees, improving employee retention, accessing different perspectives and ideas and benefiting from all available talent. The Corporation respects and values the perspectives, experiences, cultures and differences that employees possess. The full text of the Diversity Policy is available on the Corporation’s website at www.orlamining.com.

In accordance with the Diversity Policy, the Corporate Governance and Nominating Committee will strive for inclusion of diverse groups, knowledge and viewpoints on the Board and in executive officer positions. In conjunction with its consideration of the qualifications and experience of potential directors and executive officers, as well as the skills, expertise, experience and independence which the Board requires to be effective, the Corporate Governance and Nominating Committee will consider the level of diversity (including the representation of (i) women, (ii) Indigenous peoples, (iii) persons with disabilities or (iv) members of visible minorities (collectively, “members of designated groups”)) on the Board when identifying and nominating candidates for election or re-election to the Board, and will consider the level of diversity (including the representation of members of designated groups) in executive officer positions when the Board makes executive officer appointments. The Corporate Governance and Nominating Committee will be responsible for recommending qualified persons for Board nominations and in doing so, it will consider the benefits of all aspects of diversity on the Board and develop recruitment protocols that seek to include diverse candidates, including proactively searching for diverse candidates in the recruitment process.

Policies Regarding the Representation of Members of Designated Groups on the Board

As noted above, the Corporation has established a Diversity Policy, which sets out guidelines by which the Corporation will endeavour to promote, foster and support diversity, such as gender diversity, throughout the Corporation, including at the Board level, and applies to executive and non-executive directors, full-time, part-time and casual employees, contractors, consultants and advisors of Orla. Along with the adoption of the Diversity Policy, the Board also adopted guidelines by which the Corporate Governance and Nominating Committee is to consider the diversity of the Board in its recommendations to the Board of nominees for election to the Board and long term plan for Board composition. The Board will proactively monitor Company performance in meeting the standards outlined in the Diversity Policy. This will include an annual review of any diversity initiatives established by Management and the Board, and progress in achieving them. All directors and senior executive officers are required to acknowledge that they have read the Diversity Policy annually.

Consideration of the Representation of Members of Designated Groups in the Director Identification and Selection Process

Pursuant to the Diversity Policy, the Board will consider diversity, such as members of designated groups, in the selection criteria of new Board members. The Corporate Governance and Nominating Committee will follow its charter and consider the diversity of the Board in its recommendations to the Board of nominees for election to the Board and long term plan for Board composition. The Corporate Governance and Nominating Committee will also consider the following with respect to recommending nominees for election to the Board:

•	competencies and skills each nominee will bring to the Board;

•	past business experience;

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•	integrity;

•	industry knowledge;

•	ability to contribute to the success of the Corporation;

•	past experience of directors or Management with potential candidates;

•	expected contribution to achieving an overall Board which can function as a high performance team with sound judgment and proven leadership;

•	whether the nominee can devote sufficient time and resources to his or her duties as a Board member; and

•	any other factors as may be considered appropriate.

Consideration Given to the Representation of Members of Designated Groups in Executive Officer Appointments

Pursuant to the Diversity Policy, the Board will consider diversity, such as members of designated groups, in the selection criteria of new senior executive officer appointments. Management is responsible for recruiting and fostering a diverse and inclusive culture. Management will promote a work environment that values and utilizes the contributions of women and men and of members of designated groups equally, with a variety of backgrounds, experiences and perspectives through awareness of the benefits of workforce diversity and successful management of diversity.

Targets and Number of Members of Designated Groups on the Board and in Executive Officer Positions

The Corporation has not established targets regarding the representation of members of designated groups on the Board or executive officer positions at this time. The Corporation believes that specific targets would be arbitrary and continues to favour recruitment and promotion based on abilities and contributions in accordance with the Diversity Policy.

There is currently one woman on the Board (13%) and no women in executive officer positions at the Corporation. There is one director on the Board (13%) who is a member of the Indigenous peoples.

Statement of Executive Compensation

Executive Compensation Discussion and Analysis

In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided in respect of each person who served as the Corporation’s Chief Executive Officer or Chief Financial Officer during the financial year ended December 31, 2019 and each of the three other most highly compensated executive officers of the Corporation for the financial year ended December 31, 2019, whose annual aggregate compensation exceeded $150,000 (collectively, the “Named Executive Officers”).

The Named Executive Officers for the financial year ended December 31, 2019 were:

•     Jason Simpson, President and Chief Executive Officer;

•     Etienne Morin, Chief Financial Officer; and

•     Hans Smit, Former Chief Operating Officer.

During the financial year ended December 31, 2019, there were no other executive officers or individuals acting in a similar capacity for the Corporation whose compensation was, individually, more than $150,000.

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The Compensation Discussion and Analysis section of this Circular sets out the Corporation’s objectives and philosophy regarding executive compensation and the application of this philosophy to the Corporation’s executive compensation arrangements. It also provides an analysis of the Corporation’s compensation design, and the decisions the Compensation Committee made in the financial year ended December 31, 2019, with respect to the Named Executive Officers.

Compensation Governance

When determining the compensation arrangements for the Named Executive Officers, the Compensation Committee considers the following objectives:

•	retaining an executive critical to the success of the Corporation and the enhancement of Shareholder value;

•	providing fair and competitive compensation;

•	balancing the interests of Management and Shareholders;

•	rewarding performance, both on an individual basis and with respect to the business in general; and

•	ensuring recognition of the fact that the Corporation carries on business with a small number of executive officers relative to other public companies of similar size.

For the financial year ended December 31, 2019, the Board and the Compensation Committee considered many factors when considering, reviewing and making recommendations for compensation arrangements for the Named Executive Officers. In determining the compensation level for each executive, the Compensation Committee looked at a variety of factors such as certain corporate and individual objectives, the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement, as well as the compensation paid by a group of comparable companies, as further discussed under “Benchmarking” below.

The Compensation Committee

The Compensation Committee is comprised of three independent directors, being Messrs. Hall (Chair), Jeannes and Robitaille. During the year ended December 31, 2019, the Compensation Committee held three committee meetings on an as needed basis. The primary goal of these meetings as they related to compensation matters was to ensure that the compensation provided to the Named Executive Officers was determined with regard to the Corporation’s business strategies and objectives, such that the financial interest of the executive officers were aligned with the financial interest of Shareholders, and to ensure that their compensation was fair and reasonable and sufficient to attract and retain qualified and experienced executives. The Compensation Committee has adopted a written mandate that governs its practices. See “Role of the Compensation Committee and the Board” below and “Statement of Corporate Governance – Corporate Governance – Compensation Committee”.

The Board looks to the past experience of each director in determining the composition of the Compensation Committee and strives to include a range of skills and experiences when making appointments to ensure the Compensation Committee is comprised of directors that act independently and think analytically about the Corporation’s compensation practices. As a whole, each of the members of the Compensation Committee have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling such directors in making informed decisions on the suitability of the Corporation’s compensation policies and practices. Each of these directors have experience on the board of directors and related committees of other public companies, as described under “Particulars of Matters to be Acted Upon at the Meeting – Election of Directors.”

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Recommendations of Management

For the financial year ended December 31, 2019, the Compensation Committee consulted with the Chief Executive Officer, the Chief Financial Officer and the Former Chief Operating Officer regarding the Corporation’s annual business goals, objectives and achievements. In addition, the Compensation Committee consulted with the Chief Executive Officer, the Chief Financial Officer and the Former Chief Operating Officer regarding executive officer target short-term incentive awards and actual payouts, and long-term incentive grants, which the Compensation Committee then considered and recommended to the Board, as appropriate. Neither the Chief Executive Officer, the Chief Financial Officer nor the Former Chief Operating Officer made any recommendations with respect to his own compensation package, which was determined by the Compensation Committee directly for recommendation to the Board.

The Compensation Committee can exercise its discretion in modifying any of the consultations with or recommendations from the Chief Executive Officer prior to making its recommendations to the Board.

Role of the Compensation Committee and the Board

The Compensation Committee assists the Board in monitoring the Corporation’s guidelines and practices with respect to compensation and benefits and ensures that the Corporation’s compensation program is competitive and fair. With respect to compensation, the Compensation Committee’s responsibilities include, among other things:

•	reviewing and submitting to the Board recommendations concerning executive compensation and compensation plan matters;

•	providing periodic reports to the Board on compensation matters that review and assess the design and competitiveness of the Corporation’s compensation and benefits programs generally, while considering the implications of any risks associated with the Corporation’s compensation policies and practices; and

•	reviewing and making recommendations, in consultation with the Chair of the Board and the Chief Executive Officer, to the Board with respect to implementing or varying share option, share purchase, compensation and other incentive plans.

In addition, the Compensation Committee reviews and recommends compensation policies and processes, and any new incentive compensation and equity compensation plans or changes to such plans. The Board makes final decisions on overall executive compensation after receiving advice and recommendations from the Compensation Committee.

For the financial year ended December 31, 2019, the Compensation Committee considered consultations with the Chief Executive Officer, the Chief Financial Officer, and considered and made recommendations to the Board for all executive compensation matters for 2019. The Board considered and granted final approval for executive compensation decisions, with decisions regarding the Chief Executive Officer being made by the non-executive directors of the Board (being all Board members other than the Chief Executive Officer).

Independent Compensation Consultant

In the financial years ended December 31, 2019 and 2018, neither the Board nor the Compensation Committee retained a compensation consultant or advisor to assist the Board, the Compensation Committee in determining the compensation for any of the Corporation’s executive officers’ or directors’ compensation.

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Benchmarking

For compensation relating to the financial year ended December 31, 2019, the Compensation Committee has selected a peer group for assessing compensation practices, which group has been approved by the Board. The selection of companies that make up the comparable group are intended to reflect a group of companies with which the Corporation competes for executive officers. The group was selected by identifying entities (i) with market capitalization ranging between $125 million and $1.1 billion, (ii) that are listed on the TSX or the TSX Venture Exchange, and (iii) with projects at a similar stage of development as the Corporation and in similar geographies. The 2019 comparator group includes:

Continental Gold Inc.	Pure Gold Mining Inc.
Atlantic Gold Corporation	Sabina Gold & Silver Corp.
Victoria Gold Corp.	Nevada Copper Corp.
Premier Gold Mines Ltd.	Corvus Gold Inc.
Harte Gold Corp.

The Compensation Committee reviewed market data for the peer group to determine to confirm the appropriate level of base salaries, bonuses, long-term incentive plan (“LTIP”) and total compensation for the Named Executive Officers. However, the Corporation did not engage in formal benchmarking and the Corporation did not position executive pay to reflect a single percentile within the peer group for each executive. While these general market comparisons represent useful guidelines, discretion may be used in setting individual executive pay so that it appropriately reflects the value and contributions of each executive, as well as the executive’s leadership, commitment to the Corporation’s values and potential for advancement.

Risks Associated with the Corporation’s Compensation Policies and Practices

The Compensation Committee and the Board have not formally assessed the implications of the risks associated with the Corporation’s compensation policies and practices. However, the Corporation does not believe that its compensation program for the financial year ended December 31, 2019 encouraged excessive or inappropriate risk taking as the Corporation’s employees received both fixed (salary) and variable compensation (discretionary bonus, RSUs and options) designed to balance the level of risk-taking while focusing on generating long-term value.

Policy on Purchase of Financial Instruments

The Board has adopted a policy that prohibits the purchase by Named Executive Officers or directors of financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director. See “Statement of Corporate Governance – Corporate Policies – Anti-Hedging Policy”.

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Elements of Named Executive Officer Compensation

The compensation paid to the Named Executive Officers in any year may consist of three primary components:

Element of Compensation	Purpose of Element
Base Salary	Base salaries are fixed and therefore provide a level of certainty for Named Executive Officers. They are also used to ensure the Corporation’s compensation programs remain competitive in the industry and to determine other compensation elements and benefits.
Short-term Incentive	The objective of the short-term incentive plan is to reward Named Executive Officers for the achievement of annual corporate and individual goals.
Long-term Incentive	The purpose of the Corporation’s LTIP is to attract, retain and award Named Executive Officers who are expected to significantly contribute to the success of the Corporation, incentivize them to perform at a high level and reward the achievement of creating long-term shareholder value.

The Corporation believes that making a significant portion of the Named Executive Officers’ compensation both variable and long-term supports the Corporation’s executive compensation philosophy, as these forms of compensation primarily depend on performance. At the same time, the Corporation emphasizes equity-based compensation to allow those most accountable for the Corporation’s long-term success to acquire and hold Common Shares. The key features of the three primary components of compensation are described below.

Base Salary

Base salary recognizes the value of an individual to the Corporation based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Corporation competes for talent. Base salaries for the Named Executive Officers are reviewed annually. Any change in base salary of a Named Executive Officer will generally be determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Corporation (in particular, the peer group members described above) and a review of the performance of the Corporation as a whole and the role the executive officer played in such corporate performance.

Base salaries for the financial year ended December 31, 2019 were as follows:

Name and Position	Annual Base Salary
Jason Simpson, President and Chief Executive Officer	$450,000
Etienne Morin, Chief Financial Officer	$250,000
Hans Smit, Former Chief Operating Officer	$250,000	(1)

Notes:

(1)	Hans Smit served as Chief Operating Officer until December 31, 2019.

On March 19, 2020, the Board approved an increase in the annual base salary of both the Chief Executive Officer and the Chief Financial Officer to $463,500 and $270,000 respectively for the financial year ending December 31, 2020.

Short-term Incentive Plan

Pursuant to the respective executive employment agreements, each of Mr. Simpson and Mr. Morin is entitled to a target short-term incentive as a percentage of base salary as set out in the table below. Mr. Smit was similarly entitled to a target short-term incentive as a percentage of base salary during his term of employment.

For the financial year ended December 31, 2019, short-term incentive awards were determined and awarded based on an assessment by the Compensation Committee of certain corporate and personal achievements. Each component may then have one or more objective and subjective goals with different weighting and measures.

The following is the short-term incentive award target as a percentage of base salary and the split between the corporate and personal components:

Position	Targeted Short-Term Incentive (% of Base Salary)	Corporate Objectives	Individual Performance
Chief Executive Officer	100%	60%	40%
Chief Operating Officer	50%	50%	50%
Chief Financial Officer	50%	60%	40%

For the financial year ended December 31, 2019, the following corporate objectives were developed by the Chair of the Compensation Committee based on discussions with each of the executive officers. These corporate objectives were adopted and recommended by the Compensation Committee and approved by the Board:

2019 Corporate Objectives	Weight	Score
Relative Share Price Performance vs Peer Group	10%	10%
Completion of the Feasibility Study on Camino Rojo by mid-year	20%	20%
Secure lay-back agreement on neighboring property	20%	16%
Complete financing for Construction of Camino Rojo by year end	20%	20%
Obtain Concession renewals at Cerro Quema by year end	20%	16%
Health & Safety; Environment; Community Affairs	10%	10%
Lost Time Injury Rate <2.0 per 1,000,000 hours worked; no fatality
No category 3, 4 or 5 (serious through catastrophic) incidents as defined by EPA
Develop an effective and sustainable community program
Total	100%	92%

Performance against the corporate objectives was assessed by the Compensation Committee at the end of the 2019 financial year based on its review of the achievement of the objective and subjective criteria noted above. It was determined that management had either executed on or substantially advanced successfully each of the corporate objectives during the course of the year. Some of the objectives relied on certain components that were out of management control and it was determined that management had successfully taken the necessary steps to achieve these objectives.

Together with the Chair of the Compensation Committee, each executive also developed personal component objectives for 2019 that reflected strategic annual operational advancements, financial system implementation and improvements, development of internal teams and overall focus of leadership and communication of the executive team. For each executive, share price performance relative to the peer group was also assessed. The personal objectives were adopted and recommended by the Compensation Committee and approved by the Board.

Achievement of the personal objectives was based on an assessment by the Compensation Committee at the end of the 2019 financial year, including through consultations with Management on an as-needed basis. It was determined that most, but not all, of the personal objectives had been met and the Board weighted each objective according to its rate of success to determine the awards.

On the recommendation of the Compensation Committee, as approved by the Board, short-term incentives awarded for the financial year ended December 31, 2019 were determined and awarded as follows:

Name and Position	Targeted Award (% of Base Salary)	Overall Weighted Score	Award	Actual Award (% of Base Salary)
Jason Simpson, President and Chief Executive Officer	100%	85%	$401,400	89.2%
Etienne Morin, Chief Financial Officer	50%	100%	$119,000	47.6%
Hans Smit, Former Chief Operating Officer	50%	96%	$117,500	47.0%

Long-term Incentive Plan

The Corporation’s LTIP is an element of compensation that allows the Corporation to incentivize and retain its Named Executive Officers for their sustained contributions to the Corporation. These awards reward performance and continued employment by a Named Executive Officer, with associated benefits to Orla of attracting, motivating and retaining employees. The Corporation believes that a LTIP provides Named Executive Officers with a strong link to long-term corporate performance and the creation of shareholder value and the LTIP bonus payment is at the discretion of the Board. The LTIP aligns the interests of the Named Executive Officers with those of Shareholders by linking a significant portion of the executive’s total pay opportunity to share price performance, therefore providing long-term accountability.

The Compensation Committee adopted a target LTIP grant based on a percentage of base salary for each executive, and allocated among stock options and RSUs (as defined below) as follows:

Position	Targeted LTIP (% of Base Salary)	Stock Options	RSUs
Chief Executive Officer	150%	40%	60%
Chief Operating Officer	100%	40%	60%
Chief Financial Officer	100%	40%	60%

On the recommendation of the Compensation Committee, as approved by the Board, stock option and RSU grants for the financial year ended December 31, 2019 were determined and awarded as follows:

Name and Position	Stock Options Awarded	Value of Stock Options Awarded (1)	RSUs Awarded (2)	Value of RSUs Awarded (2)
Jason Simpson President and Chief Executive Officer	573,248	$270,000	382,075	$405,000
Etienne Morin Chief Financial Officer	212,314	$100,000	141,509	$150,000
Hans Smit Former Chief Operating Officer	212,314	$100,000	141,509	$150,000

Notes:

(1)	The grant date fair value of stock options is calculated using the Black-Scholes methodology. These options are exercisable at a price of $1.06 until March 29, 2024. The key assumptions used under the Black-Scholes model that were used for the share option awards in the table above were: risk-free interest rate – 1.45%; expected life – 5 years; expected annualized volatility – 50%; expected dividend rate – nil. The Corporation chose to use the Black-Scholes model as the basis for calculating fair value of the options granted as this methodology is commonly accepted by issuers. The values presented are consistent with the accounting values used in the Corporation’s audited financial statements.
(2)	The RSU’s awarded reflect the annual grant in 2019. The values were calculated using the market value at grant date being $1.06, consistent with the approach used in the Corporation’s audited financial statements.

10% Rolling Stock Option Plan

The Corporation’s existing 10% rolling stock option plan (the “Stock Option Plan”) was implemented to provide effective incentives to senior officers, directors, employees (including management company employees) or consultants of the Corporation or its subsidiaries (the “Eligible Persons”) and to enable the Corporation to attract, retain and motivate experienced and qualified individuals in those positions by providing such individuals with the opportunity to acquire, through Common Share options, an increased proprietary interest in the Corporation. As at April 2, 2020, there were 10,860,774 options outstanding under the Stock Option Plan, representing 5.8% of the outstanding Common Shares and 5,729,150 options remain available for grant (after taking into account the outstanding RSUs and DSUs (as defined below)), representing 3.1% of the outstanding Common Shares.

The total number of options which may be granted to any one person under the Stock Option Plan within any 12 month period, together with all other security based compensation arrangements of the Corporation (which, for the purposes of this section excludes the 500,000 Common Shares issuable to the Corporation’s Chairperson as “bonus shares” and the 1,000,000 Common Shares issuable to the Corporation’s Chief Executive Officer as “bonus shares”), shall not exceed 5% of the issued and outstanding Common Shares. In addition, the maximum number of Common Shares which may be reserved for issuance under options granted to insiders (as a group) under the Stock Option Plan, together with any other of the Corporation’s previously established and outstanding stock option plans or grants, shall be 10% of the Common Shares. Accordingly, a maximum of 5,729,150 options remain available for grant to insiders (representing 3.1% of the outstanding Common Shares).

The following table sets out the burn rate of stock options for the three most recently completed financial years:

Year	Stock Options Granted	Weighted Average Number of Common Shares Outstanding	Burn Rate(1)
2019	2,199,322	182,619,000	1.2%
2018	3,841,505	176,748,000	2.2%
2017	4,365,000	131,550,000	3.3%

Notes:

(1)	The “burn rate” is defined as the number of stock options granted in a fiscal year divided by the weighted average number of Common Shares outstanding in that year. The weighted average number of Common Shares outstanding is the number of Common Shares outstanding at the beginning of the period, adjusted by the number of Common Shares bought back or issued during the period multiplied by a time-weighting factor. Time-weighting factor is the number of days that the Common Shares are outstanding as a proportion of the total number of days in the period.

For a description of the material terms of the Stock Option Plan, see Schedule “B”.

Restricted Share Unit Plan

The Corporation’s existing RSU Plan was implemented to provide for a wide range of incentive plans to attract, retain and encourage eligible employees, directors and consultants of the Corporation due to the opportunity offered to them to acquire a proprietary interest in the Corporation and to secure for the Corporation and Shareholders the benefits inherent in the ownership of Common Shares by such persons. The aggregate maximum number of Common Shares available for issuance under the RSU Plan shall not exceed 3,000,000 Common Shares (being 1.6% of the outstanding Common Shares). As at April 2, 2020, there are 1,052,205 RSUs outstanding under the RSU Plan, representing 0.6% of the outstanding Common Shares, and 1,461,914 RSUs remain available for grant, representing 0.8% of the outstanding Common Shares.

The maximum number of RSUs available for grant to any one person, in a 12 month period, pursuant to the RSU Plan and any other security based compensation arrangements of the Corporation (which, for the purposes of this section excludes the 500,000 Common Shares issuable to the Corporation’s Chairperson as “bonus shares” and the 1,000,000 Common Shares issuable to the Corporation’s Chief Executive Officer as “bonus shares”), is 5% of the total number of Common Shares. In addition, the maximum number of Common Shares which may be issuable at any time to insiders (as a group) pursuant to the RSU Plan, or together with any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum value of RSUs which may be granted to each director who is not also an eligible employee, together with all other security based compensation arrangements, shall not exceed $150,000 (based on the closing trading price of the Common Shares on the grant date of an RSU in any financial year). Accordingly, a maximum of 1,461,914 RSUs remain available for grant to insiders (representing 0.8% of the outstanding Common Shares). The following table sets out the burn rate of RSUs since adoption of the RSU Plan:

Year	RSUs Granted	Weighted Average Number of Common Shares Outstanding	Burn Rate
2019	849,639	182,619,000	0.5%
2018	368,000	176,748,000	0.2%
2017	N/A	N/A	N/A

For a description of the material terms of the RSU Plan, see Schedule “B”.

Benefit Plans

As of January 1, 2019, the Corporation provides a group benefit plan to the employees of the Corporation in which the Named Executive Officers participate. The terms of the group benefit plan are customary. The Corporation does not provide any post-retirement benefits to any of the Named Executive Officers or employees of the Corporation.

Pension Plans

The Named Executive Officers do not participate in any defined benefit pension plan, defined contribution plan or deferred compensation plan.

Performance Graph

The following table and graph compares the cumulative total Shareholder return for $100 invested in Common Shares of the Corporation from June 30, 2015, the date of the Corporation’s name change and new Board, to December 31, 2019 against the cumulative shareholder return of each of the S&P/TSX Composite Index and the S&P/TSX Composite Gold Index for the same period.

	June 2015	December 2015	December 2016	December 2017	December 2018	December 2019
Orla Mining Ltd.	100.00	87.50	781.25	1,112.50	656.25	1,250.00
S&P/TSX Composite Index	100.00	90.86	110.01	120.02	109.35	132.06
S&P/TSX Global Gold Index	100.00	87.01	128.55	125.98	117.94	170.70

Comparative Five Year Performance
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Orla Mining Ltd
S&P/TSX Composite Index
S&P/TSX Global Gold Index

On June 10, 2015, at the annual and special shareholders meeting, the shareholders of the Corporation approved the name change from Red Mile Minerals Corp. to “Orla Mining Ltd.” and unanimously voted in favor of the proposed Director nominees. This name change and election of the Board of Directors marked the start of the Corporation as it exists today. Since that time, the Corporation has undergone two significant acquisitions, being (i) the acquisition of Pershimco Resources Inc. and the Cerro Quema project Los Santos Province, Panama in December 2016, and (ii) the acquisition of the Camino Rojo project in Zacatecas State, Mexico in November 2017. During 2018, the Corporation achieved a number of additional milestones, including entering into agreements to acquire certain interests in Nevada, completion of a $30 million bought deal offering, the appointments of Jason Simpson as Chief Executive Officer and Etienne Morin as Chief Financial Officer, and the results of a position preliminary economic assessment on the Camino Rojo project. In addition, on November 1, 2018, the Common Shares commenced trading on the TSX and were delisted from trading on the TSX Venture Exchange. In June 2019, Orla released the results of a feasibility study on its Camino Rojo gold project. In December 2019, Orla entered into a project finance facility with Trinity Capital Partners Corporation and a syndicate of lenders for US$125 million. Concurrent to the announcement of the facility, Orla received the Change of Land Use permit, one of the two key permits for the construction of the Camino Rojo project.

During the periods indicated, the total return to shareholders has generally outperformed both the S&P/TSX Composite Index and the S&P/TSX Global Gold Index. Over the same period, Orla saw a significant increase in the scope and complexity of its operations as it completed the various acquisitions and transitioned to a more advanced development company. Consequently, aggregate total compensation awarded to the current Named Executive Officers has increased significantly since 2015. The Compensation Committee considers that the increase in compensation over the period is appropriate given the increase in scope and complexity of the Corporation’s operations and the achievements made during this time.

The Compensation Committee remains committed to ensuring that its executive compensation program is aligned with Shareholder values and rewards performance. Equity-based compensation represents a significant portion of each Named Executive Officer’s total compensation, and is considered to be performance-based, at-risk compensation. Accordingly, its value will naturally fluctuate along with any fluctuations in the market performance of the Common Shares.

The Compensation Committee believes that the Corporation’s short- and long-term programs continue to align executive pay with the performance objectives required to create and maintain Shareholder value.

Summary Compensation Table

The following table summarizes the compensation paid to or earned by the Named Executive Officers during the financial years ended December 31, 2019, 2018, and 2017.

						Non-Equity Incentive Plan Compensation (4)
Name and Principal Position of Named Executive Officer	Year (1)	Salary ($)	Share-based awards (2) ($)		Option-based awards (3) ($)	Annual Incentive Plans ($)	Long-Term Incentive Plans ($)	Pension Value ($)	All Other Compensation ($)		Total Compensation ($)
Jason Simpson	2019	$450,000	$405,000		$270,000	$401,400	Nil	Nil	Nil		$1,526,400
President and Chief Executive Officer (5)	2018	$61,250	$537,000	(6)	$595,300	$56,250	Nil	Nil	Nil		$1,249,800
	2017	Nil	Nil		Nil	Nil	Nil	Nil	Nil		Nil
Etienne Morin	2019	$250,000	$150,000		$100,000	$119,000	Nil	Nil	Nil		$619,000
Chief Financial Officer (7)	2018	$150,000	$135,000		$429,937	$110,700	Nil	Nil	Nil		$825,637
	2017	Nil	Nil		Nil	Nil	Nil	Nil	Nil		Nil
Hans Smit	2019	$250,000	$150,000		$100,000	$117,500	Nil	Nil	375,000	(9)	$617,500
Former Chief Operating Officer (8)	2018	$250,000	$150,000		$99,841	$125,000	Nil	Nil	Nil		$624,841
	2017	$250,000	Nil		$366,327	$125,000	Nil	Nil	Nil		$741,327

Notes:

(1)	Financial years ended December 31.
(2)	Reflects value of RSUs granted and in the case of Mr. Simpson for 2018 compensation, also includes the value of the CEO Bonus Shares, as detailed in footnote 6 below.
(3)	The fair value of stock options was estimated on the date of grant using the Black-Scholes pricing model. The assumptions used for the grants in 2019 are presented on page 42.
(4)	The figures presented are for amounts earned in respect of the year, paid in the subsequent year.
(5)	Mr. Simpson was appointed President and Chief Executive Officer of the Corporation on November 12, 2018. Mr. Simpson is also a director of the Corporation and does not receive any additional compensation for that role.
(6)	The Board approved a one-time award of 1,000,000 Common Shares (the “CEO Bonus Shares”) on November 12, 2018 to Mr. Simpson in consideration for Mr. Simpson acting as President and Chief Executive Officer and director of the Corporation. The CEO Bonus Shares have staged vesting restrictions based upon the Corporation’s achievement of certain 30-day volume weighted average trading price levels on the TSX, at which times a specified portion of the CEO Bonus Shares will become issuable to Mr. Simpson, unless the CEO Bonus Shares sooner vest upon a change of control as defined in the award agreement. These CEO Bonus shares have a grant date fair value estimated at $537,000 which value is consistent with the approach used in the Corporation’s audited financial statements.
(7)	Mr. Morin was appointed Chief Financial Officer of the Corporation on April 30, 2018.
(8)	Mr. Smit served as Chief Operating Officer of the Corporation from June 10, 2015 to December 31, 2019. Mr. Smit was also a director of the Corporation and did not receive any additional compensation for that role.
(9)	Amounts paid to Mr. Smit pursuant to his separation agreement.

Named Executive Officers – Outstanding Option-Based Awards

The table below reflects the incentive plan awards outstanding as at December 31, 2019.

	Option-Based Awards				Share-Based Awards
Name and Principal Occupation	Number of Securities Underlying Unexercised Options (1) (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In- the-Money Options (2) ($)	Number of Shares or Units That Have Not Vested (#)		Market or Payout Value of Share- Based Awards That Have Not Vested ($)		Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)	Number of Unvested RSUs (3) (#)	Market Value of Unvested RSUs (5) ($)
Jason Simpson	1,000,000	$1.30	Nov 13, 2023	$700,000	1,000,000	(4)	2,000,000	(5)	Nil	382,075	764,150
President and Chief Executive Officer	573,248	$1.06	Mar 29, 2024	$538,853
Etienne Morin	600,000	$1.25	May 31, 2023	$450,000	Nil		N/A		N/A	213,509	427,018
Chief Financial Officer	159,292	$1.25	Jun 27, 2023	$119,469
	212,314	$1.06	Mar 29, 2024	$199,575
Hans Smit	225,000	$0.15	Nov 27, 2020	$416,250	Nil		N/A		N/A	221,509	443,018
Former Chief Operating Officer	600,000	$1.39	Jun 23, 2022	$366,000
	176,991	$1.25	Jun 27, 2023	$132,743
	212,314	$1.06	Mar 29, 2024	$199,575

Notes:

(1)	Each option entitles the holder to purchase one Common Share.
(2)	Calculated using the closing market price of the Common Shares on the TSX on December 31, 2019 of $2.00 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(3)	These RSUs vest as to one third each on the first, second, and third anniversary dates of award.
(4)	The Board approved a one-time award of 1,000,000 CEO Bonus Shares on November 12, 2018 to Mr. Simpson in consideration for Mr. Simpson acting as President and Chief Executive Officer and director of the Corporation. The CEO Bonus Shares have staged vesting restrictions in four traches of 250,000 each based upon the Corporation’s achievement of certain 30-day volume weighted average trading price levels on the TSX, at which times a specified portion of the CEO Bonus Shares will become issuable to Mr. Simpson, unless the CEO Bonus Shares sooner vest upon a change of control as defined in the award agreement.
(5)	Calculated using the closing market price of the Common Shares on the TSX on December 31, 2019 of $2.00.

Named Executive Officers – Incentive Award Plan – Value Vested or Earned During the Year

The following table provides information concerning the value vested or earned under incentive award plans of the Corporation with respect to each Named Executive Officer during the financial year ended December 31, 2019.

Name and Principal Position of Named Executive Officer	Option-Based Awards – Value Vested During the Year (1) ($)	Share-Based Awards – Value Vested During the Year (2) ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (3) ($)
Jason Simpson President and Chief Executive Officer	$50,000	Nil	$401,400
Etienne Morin Chief Financial Officer	Nil	$38,520	$119,000
Hans Smit Former Chief Operating Officer	Nil	$42,800	$117,500

Notes:

(1)	“Value vested during the year” means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated using the closing market prices of the Common Shares on the TSX on the dates on which stock options vested during the year, and subtracting the exercise price of in-the-money stock options.
(2)	“Value vested during the year” means the aggregate dollar value of the Common Shares that are issued on the vesting of the RSUs. This amount is calculated using the closing market price of the Common Shares on the dates on which the restricted periods of the RSUs expired during the year ended December 31, 2019.
(3)	Reflects the annual bonus paid to each Named Executive Officer. These amounts were paid in 2020 in respect of 2019 performance.

Termination and Change of Control Benefits

Jason Simpson, President and Chief Executive Officer

The employment agreement dated October 14, 2018, between the Corporation and Mr. Simpson provides that if the Corporation terminates Mr. Simpson’s employment without cause or in the event Mr. Simpson terminates for good reason (as defined in the employment agreement), Mr. Simpson will be entitled to an amount equal to 12 months of his base salary plus a lump sum payment equal to the bonus he would have earned through that 12 month period based on the average annual bonus in the three years immediately preceding termination. In addition, any unvested stock options shall immediately vest upon notification of termination. If there is a change of control (as defined in the employment agreement), and within 12 months of such change of control, there is a termination by the Corporation without cause or termination by Mr. Simpson for good reason, Mr. Simpson will be entitled to an amount equal to 24 months of his base salary plus a lump sum payment equal to the bonus he would have earned though that 24 month period.

Mr. Simpson’s agreement contains non-competition and non-solicitation restrictions.

Etienne Morin, Chief Financial Officer

The employment agreement dated March 13, 2018, between the Corporation and Mr. Morin provides that if the Corporation terminates Mr. Morin’s employment without cause or in the event Mr. Morin terminates for good reason (as defined in the employment agreement), Mr. Morin will be entitled to an amount equal to 12 months of his base salary plus a lump sum payment equal to the bonus he would have earned through that 12 month period based on the average annual bonus in the three years immediately preceding termination. If there is a change of control (as defined in the employment agreement), and within 12 months of such change of control, there is a termination by the Corporation without cause or termination by Mr. Morin for good reason, Mr. Morin will be entitled to an amount equal to 24 months of his base salary plus a lump sum payment equal to the bonus he would have earned though that 24 month period.

Mr. Morin’s agreement contains non-competition and non-solicitation restrictions.

Hans Smit, former Chief Operating Officer

The employment agreement dated December 1, 2016, as amended March 23, 2018, between the Corporation and Mr. Smit was terminated in accordance with a separation agreement on December 31, 2019. The agreement provided that if the Corporation terminated Mr. Smit’s employment without cause or in the event Mr. Smit was terminated for good reason (as defined in the employment agreement), Mr. Smit would be entitled to an amount equal to 12 months of his base salary plus a lump sum payment equal to the bonus he would have earned through that 12 month period based on the average annual bonus in the three years immediately preceding termination. Severance of $375,000 was paid to Mr. Smit pursuant to the terms of a separation agreement. Stock options and RSUs held by Mr. Smit at December 31, 2019, continue to vest according to their original schedules.

Mr. Smit’s agreement contained non-competition and non-solicitation restrictions, which continued under the terms of such agreement following his separation.

Estimated Incremental Payments on Termination or Change of Control

Pursuant to the applicable employment agreements, if a severance payment triggering event had occurred on December 31, 2019, the severance payments that would be payable to each of Messrs. Simpson and Morin would have been as follows:

Name and Position	Termination without Cause or Resignation for Good Reason ($)	Termination without Cause or Resignation for Good Reason + Change of Control ($)
Jason Simpson, President and Chief Executive Officer	$900,000	$1,800,000
Etienne Morin, Chief Financial Officer	$375,000	$750,000
Total:	$1,275,000	$2,550,000

Mr. Smit ceased to act as the Chief Operating Officer of the Corporation during 2019. The amount paid in connection with his severance is reflected in the summary compensation table.

Director Compensation

The objective of the Corporation’s compensation program for directors is to attract and retain members of the Board of a quality and nature that will enhance the sustainable profitability and growth of the Corporation. Director compensation is intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of their roles.

In addition, in order to appropriately align the interests of members of the Board with those of Shareholders, the Board has implemented a director share ownership policy. See “Statement of Corporate Governance – Corporate Governance Policies – Share Ownership Policy.”

Upon recommendation of the Compensation Committee, the Board has approved a compensation package for directors as follows:

(i)	an annual retainer for each non-executive director (other than the Chair) of $25,000 (payable in quarterly amounts of $6,250) for acting as directors of the Corporation;

(ii)	an annual retainer for the Chair of $50,000 (payable in quarterly amounts of $12,500) for acting as Chair of the Board;

(iii)	an additional annual retainer for the Chair of the Audit Committee of $10,000 (payable in quarterly amounts of $2,500) for acting as the Chair of such committee;

(iv)	an additional annual retainer for the Chair of the Compensation Committee of $10,000 (payable in quarterly amounts of $2,500) for acting as the Chair of such committee;

(v)	an additional annual retainer for the Chair of the Environmental, Sustainability, Health and Safety Committee of $5,000 (payable in quarterly amounts of $1,250) for acting as the Chair of such committee; and

(vi)	an additional annual retainer for the Chair of the Corporate Governance & Nominating Committee of $5,000 (payable in quarterly amounts of $1,250) for acting as the Chair of such committee.

Share-based awards and option-based awards are determined based on a factor representing 300% of the Director’s fees earned during the year and are allocated equally between stock options and DSUs.

The following table sets out certain information respecting the compensation paid to directors of the Corporation who were not Named Executive Officers during the financial year ended December 31, 2019:

Director’s Name	Fees earned ($)	Share-based awards ($)(1)	Option-based awards ($)(1) (2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
George Albino	$30,000	$45,000	$45,000	Nil	Nil	Nil	$120,000
Tim Haldane	$30,000	$45,000	$45,000	Nil	Nil	Nil	$120,000
Richard Hall	$33,750	$52,000	$52,500	Nil	Nil	Nil	$138,250
Charles Jeannes	$50,000	$75,000	$75,000	Nil	Nil	Nil	$200,000
Elizabeth McGregor (3)	$16,250	$59,000	$69,276	Nil	Nil	Nil	$144,526
Jean Robitaille	$25,000	$37,000	$37,500	Nil	Nil	Nil	$99,500
David Stephens	$26,250	$53,000	$48,143	Nil	Nil	Nil	$127,393

Notes:

(1)	Share-based awards and option-based awards are determined based on a factor representing 300% of the Director’s fees earned during the year and are allocated equally between stock options and DSUs.
(2)	The fair value of stock options is estimated on the date of grant using the Black-Scholes pricing model. The following assumptions were used in the fair value calculation: risk-free interest rate – 1.45%; expected life – 5 years; expected annualized volatility – 50%; expected dividend rate – nil. The Corporation selected the Black-Scholes model given its prevalence of use within North America. This is consistent with the methodology used by the Corporation in its audited financial statements.
(3)	Ms. Elizabeth McGregor was appointed to the Board in June 2019, and the above table reflects amounts paid or awarded subsequent to her appointment.

Directors – Option-Based and Share-Based Awards

The table below reflects the incentive plan awards outstanding as at December 31, 2019.

Name	Option-Based Awards						Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiry Date	Value of Unexercised In- the- Money Options (1) ($)		Number of Shares or Units That Have Not Vested (#)		Market or Payout Value of Share- Based Awards That Have Not Vested(2) ($)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)	Number of DSUs(3) (#)	Market Value of Unvested DSUs ($)
George Albino	300,000 66,372 95,541	$ $ $	1.39 1.25 1.06	Jun 23, 2022 Jun 27, 2023 Mar 29, 2024	$ $ $	183,000 49,779 89,809	Nil		Nil	Nil	72,453	$144,906
Tim Haldane	300,000 66,372 95,541	$ $ $	1.39 1.25 1.06	Jun 23, 2022 Jun 27, 2023 Mar 29, 2024	$ $ $	183,000 49,779 89,809	Nil		Nil	Nil	72,453	$144,906
Richard Hall	175,000 300,000 66,372 111,465	$ $ $ $	0.15 1.39 1.25 1.06	Nov 27, 2020 Jun 23, 2022 Jun 27, 2023 Mar 29, 2024	$ $ $ $	323,750 183,000 49,779 104,777	Nil		Nil	Nil	79,528	$159,056
Charles Jeannes	600,000 132,743 159,236	$ $ $	1.39 1.25 1.06	Jun 23, 2022 Jun 27, 2023 Mar 29, 2024	$ $ $	366,000 99,557 149,682	500,000	(4)	$525,000	Nil	130,755	$261,510
Elizabeth McGregor	103,212		$1.65	Aug 13, 2024		$36,124	Nil		Nil	Nil	35,714	$71,428
Jean Robitaille	28,500 300,000 66,372 79,618	$ $ $ $	0.81 1.39 1.25 1.06	Dec 3, 2020 Jun 23, 2022 Jun 27, 2023 Mar 29, 2024	$ $ $ $	33,915 183,000 49,779 74,841	Nil		Nil	Nil	65,377	$130,754
David Stephens	117,450		$1.00	May 15, 2024		$117,450	Nil		Nil	Nil	52,500	$105,000

Notes:

(1)	Calculated using the closing market price of the Common Shares on the TSX on December 31, 2019 of $2.00 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(2)	Calculated using market price at December 31, 2019 of $2.00.
(3)	DSU awards vest immediately upon award. However, DSUs can only be redeemed when the DSU holder ceases to be a director of the Corporation. For more meaningful disclosure, information is provided on unredeemed DSUs rather than unvested DSUs (there are no unvested DSUs). The unredeemed value of DSUs is calculated using the closing market price of the Common Shares on the TSX on December 31, 2019 of $2.00.
(4)	Upon the recommendation of the Compensation Committee, the Board approved a one-time award of 500,000 Common Shares (the “Bonus Shares”) to Mr. Jeannes at a deemed issue price of $1.39 per Bonus Share (the “Issue Price”) in consideration for Mr. Jeannes acting as Chairman of the Board, which Bonus Shares have certain trading restrictions. The Issue Price is equal to the closing price of the Common Shares on the TSXV on June 23, 2017. The Bonus Shares will become issuable on the date Mr. Jeannes ceases to act as a director following June 18, 2020. If at any time prior Mr. Jeannes ceases to act as a director there is a change of control, the Bonus Shares will immediately vest and Mr. Jeannes will be entitled to receive any securities, property or cash to which he would have been entitled to receive upon such change of control if the Bonus Shares had vested immediately prior to the applicable record date or event, as the case may be.

Directors – Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides information concerning the value vested or earned under incentive award plans of the Corporation with respect to each non-executive director of the Corporation during the financial year ended December 31, 2019.

Name of Director	Option-Based Awards - Value Vested During the Year (1) ($)	Share-Based Awards – Value Vested During the Year (2) ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
George Albino	$107,529	$45,000	Nil
Tim Haldane	$107,529	$45,000	Nil
Richard Hall	$112,519	$52,000	Nil
Charles Jeannes	$205,080	$75,000	Nil
Elizabeth McGregor	$12,041	$37,000	Nil
Jean Robitaille	$102,540	$53,000	Nil
David Stephens	$39,150	$59,000	Nil

Notes:

(1)	“Value vested during the year” means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated using the closing market prices of the Common Shares on the TSX on the dates on which stock options vested during the year, and subtracting the exercise price of in-the-money stock options.

(2)	“Value vested during the year” for share based awards means the aggregate dollar value of the Common Shares that would be issued on the vesting of the DSUs. This amount is calculated using the closing market price of the Common Shares on the TSX on the dates on which the DSUs were awarded.

Deferred Share Unit Plan

The Corporation’s existing deferred share unit plan (the “DSU Plan”) which, among other things, provides for the award of Deferred Share Units (“DSUs”) to directors who, at the relevant time, are not otherwise employees or consultants of the Corporation or of any of its affiliates, as further described below. The aggregate maximum number of Common Shares that may be issued under the DSU Plan shall not exceed 2,000,000 Common Shares (representing 1.1% of the outstanding Common Shares). As at April 2, 2020, there are 644,525 DSUs outstanding under the DSU Plan, representing 0.3% of the outstanding Common Shares, and 1,355,475 DSUs remain available for grant, representing 0.7% of the outstanding Common Shares.

The maximum number of Common Shares issuable to any one person, in a 12 month period, pursuant to the DSU Plan and any other security based compensation arrangements of the Corporation (which, for the purposes of this section excludes the 500,000 Common Shares issuable to the Corporation’s Chairperson as “bonus shares” and the 1,000,000 Common Shares issuable to the Corporation’s Chief Executive Officer as “bonus shares”), is 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares which may be issuable at any time to insiders (as a group) pursuant to the DSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. Accordingly, a maximum of 1,355,475 DSUs remain available for grant to insiders (representing 0.7% of the outstanding Common Shares).

The following table sets out the burn rate of DSUs since adoption of the DSU Plan:

Year	DSUs Granted	Weighted Average Securities Outstanding	Burn Rate
2019	328,780	182,619,000	0.2%
2018	180,000	176,748,000	0.1%
2017	N/A	N/A	N/A

For a description of the material terms of the DSU Plan, see Schedule “B”.

Securities Authorized for Issuance Under the
Equity Compensation Plans

The following table sets forth aggregated information as at December 31, 2019, with respect to the compensation plan of the Corporation under which equity securities of the Corporation are authorized for issuance.

Plan Category		Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Stock options	9,860,138	$1.21	2,292,880	(1)
	RSUs	1,014,972	N/A	1,985,028	(2)
	DSUs	508,780	N/A	1,491,220	(3)
	Total	11,383,890		5,769,128
Equity compensation plans not approved by securityholders	Stock options (4)	57,198	$0.81	Nil
	Bonus shares	1,500,000	N/A	Nil
Total:		12,941,088		5,769,128

Notes:

(1)	The aggregate number of Common Shares reserved for issuance in respect of all outstanding Options granted under the Stock Option Plan and all other security-based compensation arrangements of the Corporation cannot exceed 10% of the number of issued and outstanding Common Shares (on a non-diluted basis).
(2)	The aggregate maximum number of Common Shares available for issuance under the RSU Plan shall not exceed 3,000,000 Common Shares.
(3)	The aggregate maximum number of Common Shares that may be issued under the DSU Plan shall not exceed 2,000,000 Common Shares.
(4)	Reflects options previously issued by Pershimco Resources Inc. and each such option issued became exercisable for one Common Share in connection with the Pershimco Acquisition.

Indebtedness of Directors and Executive Officers

None of the directors and executive officers, or former directors or executive officers, nor any associate of such individuals, of the Corporation is as at the date hereof, or has been, during the financial year ended December 31, 2019, indebted to the Corporation or its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding with Orla or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as described herein, Management is not aware of any material interest, direct or indirect, of any informed person of the Corporation, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of our most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Orla or any of its affiliates or subsidiaries.

On October 20, 2019, the Corporation entered into a commitment letter(the “Commitment Letter”) with Trinity Capital Partners Corporation (“Trinity Capital”) with respect to a secured project finance facility of up to US$125 million (“Facility”) for the development of the Camino Rojo Oxide Gold Project located in Zacatecas, Mexico (the “Camino Rojo Project”). On December 18, 2019, the Corporation entered into a loan agreement with Trinity Capital and certain other lenders with respect to the Facility. The Facility was arranged by Trinity Capital and includes a syndicate of lenders led by Agnico Eagle, Pierre Lassonde and Trinity Capital.

Mr. Jeannes, Ms. McGregor and Mr. Stephens are directors of the Corporation and Mr. Lassonde has beneficial ownership of, control or direction over, directly or indirectly, more than 10% of the issued and outstanding common shares of the Corporation and each are lenders under the Facility. In consideration for their participation, Messrs. Jeannes, Stephens and Lassonde and Ms. McGregor each received 520,000, 65,000, 5,200,000 and 65,000 warrants, respectively, exercisable at a price of $3.00 per Common Share at any time prior to December 18, 2026. The warrants issued to such insiders did not result in a material change to their respective shareholdings. The Facility, including the participation of the insiders and issuance of warrants in connection therewith, was considered, and ultimately approved by the Board. The directors who participated as lenders declared and disclosed their interest and did not vote on the matter.

Other Business

Management knows of no amendment, variation or other matter to come before the Meeting other than those set forth in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the Common Shares represented by the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Additional Information

Additional information relating to the Corporation can be found under the Corporation’s profile on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation’s comparative financial statements for the year ended December 31, 2019 and 2018, and related and management’s discussion and analysis which can be found under the Corporation’s profile on SEDAR at www.sedar.com or on the Corporation’s website at www.orlamining.com Shareholders may also obtain these documents, without charge, upon request to the President at Orla Mining Ltd., Suite 202 - 595 Howe St, Vancouver, British Columbia, V6C 2T5.

Approval of Directors

The contents and the sending of this Circular have been approved by the directors of the Corporation.

DATED as of the 2nd day of April 2020.

“Jason Simpson”
JASON SIMPSON President, Chief Executive Officer and Director

Schedule “A”

BOARD MANDATE

See attached.

A-1

Schedule “B”

EQUITY COMPENSATION PLAN SUMMARIES

10% Rolling Stock Option Plan

The following provides a summary of the Stock Option Plan. The Stock Option Plan shall be administered by the Board or a committee established by the Board for that purpose. Subject to approval of the granting of options by the Board, the Corporation shall grant options under the Stock Option Plan.

The Stock Option Plan provides that the aggregate number of Common Shares of the Corporation which may be available for issuance under the Stock Option Plan, together with Common Shares issuable under all security based compensation arrangements, will not exceed 10% of the total number of Common Shares of the Corporation issued and outstanding from time to time.

(a)	The total number of options which may be granted to any one person under the Stock Option Plan, together with Common Shares issuable under all security based compensation arrangements, shall not exceed 5% of the issued and outstanding shares of the Corporation, calculated on the date an option is granted to such individual.

(b)	The maximum number of Common Shares which may be reserved for issuance under options granted to insiders (as a group) under the Stock Option Plan, together with Common Shares issuable under all security based compensation arrangements, shall be 10% of the Common Shares issued and outstanding at the time of the grant (on a non-diluted basis).

(c)	The maximum number of options which may be granted to insiders (as a group) under the Stock Option Plan, together with any other of the Corporation’s previously established and outstanding stock option plans or grants, within any 12 month period, together with Common Shares issuable under all security based compensation arrangements, shall be 10% of the issued Common Shares, calculated on the date an option is granted to any insider.

(d)	The maximum equity value that may be granted to each non-employee director under the Stock Option Plan, together with all security-based compensation arrangements of the Corporation, shall not exceed $150,000 in any fiscal year, of which not more than $100,000 may be in the form of stock options granted under the Stock Option Plan.

The exercise price for the Common Shares of the Corporation under each option shall be determined by the Board on the basis of the “market price” (as set out in the Stock Option Plan). The exercise of options issued may not be less than the market price of the Common Shares at the time the option is granted, less any discounts allowed by the TSX (subject to the minimum exercise price allowed by the TSX). Subject to the provisions of the Stock Option Plan and the particular option, an option may be exercised by delivering a written notice of exercise to the Corporation along with payment in cash or certified cheque for the full amount of the purchase price of the Common Shares then being purchased.

The period within which options may be exercised and the number of options which may be exercised in any such period are determined by the Board at the time of granting the options provided, however, that the maximum term of any options awarded under the Stock Option Plan is 10 years. On the expiry date of an option it will expire and terminate, subject to any extension of such expiry date permitted in accordance with the Stock Option Plan.

An optionee who ceases to be an Eligible Person (as defined in the Stock Option Plan) for any reason other than as a result of having been dismissed for cause or as a result of the optionee’s death, may exercise any vested and unexpired options held by such optionee for a period of 90 days from the date of cessation (unless such period is extended by the Board). In the event of death of an optionee, the optionee’s representative may exercise any vested and unexpired options held by the optionee for a period of 12 months from the optionee’s death. If an optionee ceases to be either an Eligible Person as a result of having been dismissed from any such position for cause, all unexercised option rights of that optionee under the Stock Option Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such optionee under the Stock Option Plan.

In the event that the expiry date of an option expires during, or within 48 hours of a trading blackout period imposed by the Corporation, and neither the Corporation nor the individual in possession of the options is subject to a cease trade order in respect of the Corporation’s securities, then the expiry date of such option shall be automatically extended to the 10th business day following the end of the blackout period.

Options granted under the Stock Option Plan will be non-assignable and non-transferable by an optionee other than pursuant to a will or by the laws of descent and distribution, and such option will be exercisable, during an optionee’s lifetime, only by the optionee.

The Stock Option Plan contains provisions for the treatment and appropriate adjustment of options in relation to capital changes and with regard to a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation. The options granted under the Stock Option Plan may contain such provisions as the Board may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change. If a bona fide offer ( an “Offer”) for Common Shares is made to shareholders of the Corporation generally or to a class of shareholders which includes the optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Corporation, within the meaning of applicable Canadian securities laws, all optioned shares subject to such stock option will become vested and the stock option may be exercised in whole or in part so as to permit the optionee to tender the optioned shares received upon such exercise, pursuant to the Offer.

In the event of (i) a Change of Control (as defined in the Stock Option Plan), and (ii) within 12 months of such Change of Control the Corporation terminates the employment of the Eligible Person for any reason other than just cause, or the Eligible Person resigns for “Good Reason” as defined in the employment agreement then all of a that person’s stock options will immediately vest on the date of such termination. In such event, all vested stock options will be exercisable, conditionally or otherwise, from such date until their respective expiry dates, subject to the terms of any employment agreement or other contractual arrangement between the person and the Corporation. If the person elects to exercise its stock options following a Change of Control, the holder of stock options shall be entitled to receive, and shall accept, in lieu of the number of Common Shares which the holder was entitled upon such exercise, the kind and amount of shares and other securities, property or cash which such holder could have been entitled to receive as a result of such Change of Control, on the effective date thereof, had the holder been the registered holder of the number of Common Shares to which it was entitled to purchase upon exercise of such stock options.

Subject to any requisite shareholder and regulatory approvals, the Board may at any time amend or terminate the Stock Option Plan.

The Stock Option Plan was last approved by Shareholders at the annual and special meeting of the Corporation held on June 12, 2019.

Restricted Share Unit Plan

The following provides a summary of the RSU Plan currently in existence, which plan governs the RSU grants forming part of the 2019 compensation. At the Meeting, shareholders will be asked to vote on the adoption of the Replacement RSU Plan. See “Particulars of Matters to be Acted Upon – Adoption of Replacement Restricted Share Unit Plan” in this Circular for additional details and Schedule “C” for a summary description of the Replacement RSU Plan.

The following provides a summary of the RSU Plan. The RSU Plan provides that RSUs may be granted by the Board, or, if the Board so delegates, by the Compensation Committee which administers the RSU Plan to eligible employees, directors, officers and consultants of the Corporation or an affiliate in a calendar year as a bonus for services rendered to the Corporation or an affiliate in the fiscal year ending in such year, as determined in the sole and absolute discretion of the Compensation Committee. The number of RSUs awarded will be credited to the participant’s account effective as of the grant date. The Compensation Committee shall from time to time determine the participants to whom RSUs shall be granted and the provisions and restrictions with respect to such grant and the Compensation Committee may take into consideration the present and potential contributions of and the services rendered by the particular participant to the success of the Corporation and any other factors which the Compensation Committee deems appropriate and relevant.

The aggregate maximum number of Common Shares available for issuance under the RSU Plan shall not exceed 3,000,000. The maximum number of RSUs available for grant to any one person, in a 12 month period, pursuant to the RSU Plan and any other security based compensation arrangements of the Corporation (which, for the purposes of this summary excludes the 500,000 Common Shares issuable to the Corporation’s Chairperson as “bonus shares” and the 1,000,000 Common Shares issuable to the Corporation’s Chief Executive Officer as “bonus shares”), is 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares which may be issuable at any time to insiders (as a group) pursuant to the RSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of RSUs which may be granted to insiders (as a group), within any one year period, pursuant to the RSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum value of RSUs which may be granted to each director who is not also an eligible employee, together with all other security based compensation arrangements, shall not exceed $150,000 (based on the closing trading price of the Common Shares on the grant date of an RSU or DSU (as defined below), as the case may be (the “Market Value”) in any financial year).

For purposes of determining the number of Common Shares that remain available for issuance under the RSU Plan, the number of Common Shares underlying any grants of RSUs that are surrendered, forfeited, waived, repurchased by the Corporation and/or cancelled shall be added back to the RSU Plan and again be available for future grant, whereas the number of Common Shares underlying any grants of RSUs that are issued shall not be available for future grant.

Each RSU granted to a participant for services rendered entitles the holder, subject to the terms of the RSU Plan, to receive: (i) one Common Share for each RSU; or (ii) a cash payment equal to the number of RSUs multiplied by the fair market value (as defined in the RSU Plan) of one Common Share on the vesting date; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion, on the date when the RSU award is fully vested (the “Participant’s Entitlement Date”). The Compensation Committee will have the absolute discretion to credit a participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the participant if the RSUs had been Common Shares, divided by the Market Value of the Common Shares on the date on which dividends were paid by the Corporation.

Unless otherwise determined by the Compensation Committee, in the event that any Participant’s Entitlement Date expires during, or within 48 hours after a self-imposed blackout period on the trading of securities of the Corporation, such expiry will occur on the business day immediately following the end of the blackout period, or such 48 hour period, as applicable, provided that under no circumstances shall the Participant’s Entitlement Date be later than December 15th of the third calendar year following the calendar year in which the RSUs were granted.

If the employment or services of the participant that has been continuously employed by the Corporation or an affiliate since the date the RSUs were granted are terminated prior to the Participant’s Entitlement Date, for any reason other than death, disability, termination without cause or resignation for good reason, then, except as provided for in the RSU grant letter or as determined by the Compensation Committee in its sole discretion, all unvested RSUs will be forfeited by the participant, and be of no further force and effect, as of the date of termination. In the event of termination without cause or resignation for good reason, the participant’s unvested RSUs will vest in full on the date of termination and the Common Shares and/or cash underlying the RSUs credited to the participant’s account shall be issued and/or paid to the participant as soon as practicable thereafter, provided, that for a participant who is a United States taxpayer, the date of issuance or payment shall not be more than 90 days after the date of the Participant’s termination without cause or for good reason and provided further, that such participant does not have a choice as to the taxable year of payment. In the event of death, all unvested RSUs credited to the participant will vest on the date of the participant’s death and the Common Shares and/or cash underlying the RSUs credited to the participant’s account shall be issued and/or paid to the participant’s estate as soon as practicable thereafter, provided, that for a participant who is a United States taxpayer, the date of issuance or payment shall not be more than 90 days after the date of the participant’s death and provided further, that such Participant’s estate does not have a choice as to the taxable year of payment. In the event of the total disability of a participant, all unvested RSUs credited to the participant will vest in full within 90 days following the date on which the participant is determined to be totally disabled, and the Common Shares and/or cash underlying such RSUs credited to the participant’s account shall be issued and/or paid to the participant as soon as practicable thereafter, provided, that for a participant who is a United States taxpayer, s the date of issuance or payment shall not be more than 90 days after the date on which the participant is determined to be totally disabled and provided further, that such Participant does not have a choice as to the taxable year of payment. In the event of (i) a Change of Control (as defined in the RSU Plan), and (ii) within 12 months of such Change of Control the Corporation terminates the employment of the participant for any reason other than just cause, then all unvested RSUs outstanding shall immediately vest on the date of such termination notwithstanding any stated vesting period. In any event, upon a Change of Control, participants shall not be treated any more favourably than Shareholders with respect to the consideration that the participants would be entitled to receive for their Common Shares, provided, however, that for a participant who is a United States taxpayer, the Change of Control must also constitute a “change in control event” as set forth in Treas. Reg. §1.409A-3(i)(5)(i) and provided further, that any issuance or payment must occur in full within five years of the date of the Change of Control.

Pursuant to the terms of the RSU Plan, the Board or the Compensation Committee, as the case may be, may discontinue or amend the RSU Plan at any time, provided that, without the consent of a participant, such discontinuance or amendment may not in any manner adversely affect the participant’s rights under any RSU granted under the RSU Plan.

The Board or the Compensation Committee may, subject to receipt of requisite regulatory and Shareholder approval, make the following amendments to the RSU Plan or RSUs under the RSU Plan:

(a)	amendments to increase the number of Common Shares, subject to the RSU Plan, which may be issued pursuant to the RSU Plan;

(b)	amendments to the definition of “Participant” under the RSU Plan which would have the potential of narrowing, broadening or increasing insider participation;

(c)	amendments to cancel and reissue Restricted Share Units;

(d)	amendments to the amendment provisions of the RSU Plan;

(e)	amendments that extend the term of an RSU;

(f)	amendments to the participation limits as set out in the RSU Plan; or

(g)	amendments that would permit RSUs, or any other right or interest of a participant under the RSU Plan, to be assigned or transferred, other than for normal estate settlement purposes.

The Board or the Compensation Committee may, subject to receipt of requisite regulatory approval, where required, but not subject to Shareholder approval, in its sole discretion make all other amendments to the RSU Plan or RSUs under the RSU Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the vesting provisions of an RSU or the RSU Plan;

(c)	amendments to the definitions, other than such definitions noted above;

(d)	amendments to reflect changes to applicable securities laws; and

(e)	amendments to ensure that the RSUs granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom an RSU has been granted may from time to time be a resident, citizen or otherwise subject to tax therein.

Except as otherwise may be expressly provided for under the RSU Plan or pursuant to a will or by the laws of descent and distribution, no RSU and no other right or interest of a participant is assignable or transferable, and any such assignment or transfer in violation of the RSU Plan shall be null and void.

In the event there is any change to the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment shall be made by the Compensation Committee in the number of Common Shares available under the RSU Plan and the number of Common Shares subject to any RSUs. If there is an increase in the number of Common Shares outstanding for any reason, other than by reason of a stock dividend, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of Common Shares or the issuance of Common Shares in connection with the acquisition of an asset), there will be no adjustment to the number of Common Shares that a participant will receive under his or her RSU grant letter award and no adjustment to the number of Common Shares available under the RSU Plan.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the RSU Plan.

The RSU Plan was last approved by Shareholders at the annual and special meeting of the Corporation held on June 12, 2019.

Deferred Share Unit Plan

The following provides a summary of the DSU Plan. The purpose of the DSU Plan is to strengthen the alignment of interests between the eligible directors and Shareholders by linking a portion of annual director compensation, as determined by the Compensation Committee from time to time, to the future value of the Common Shares. In addition, the DSU Plan advances the interests of the Corporation by motivating, attracting and retaining the directors of the Corporation and its affiliates and encouraging their commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the Common Shares. The DSU Plan is administered by the Board, or, if the Board so delegates, by the Compensation Committee. The Compensation Committee has full discretionary authority to administer the DSU Plan, including the authority to interpret and construe any provision of the DSU Plan and to adopt, amend and rescind such rules and regulations for administering the DSU Plan as the Compensation Committee deems necessary to comply with the provisions of the DSU Plan.

Subject to certain adjustments, the aggregate maximum number of Common Shares that may be issued under the DSU Plan shall not exceed 2,000,000. The maximum number of Common Shares issuable to any one person, in a 12 month period, pursuant to the DSU Plan and any other security based compensation arrangements of the Corporation (which, for the purposes of this summary excludes the 500,000 Common Shares issuable to the Corporation’s Chairperson as “bonus shares” and the 1,000,000 Common Shares issuable to the Corporation’s Chief Executive Officer as “bonus shares”), is 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares which may be issuable to insiders (as a group) pursuant to the DSU Plan, or together with any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of DSUs which may be granted to insiders (as a group), within any one year period, pursuant to the DSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum value of DSUs which may be granted to each eligible director who is not also an employee or consultant of the Corporation or any affiliate, together with all security based compensation arrangements of the Corporation, shall not exceed $150,000 (based on the Market Value of the DSUs) in any financial year.

For purposes of determining the number of Common Shares that remain available for issuance under the DSU Plan, the number of Common Shares underlying any grants of DSUs that are surrendered, forfeited, waived, repurchased by the Corporation and/or cancelled shall be added back to the DSU Plan and again be available for future grant, whereas the number of Common Shares underlying any grants of DSUs that are issued shall not be available for future grant.

Under the DSU Plan, non-executive directors may receive a grant of DSUs, as determined by the Compensation Committee from time to time. Each DSU entitles the participant to payment in fully-paid Common Shares, issued from the treasury of the Corporation, a cash payment, in an amount equal to the number of DSUs held by the participant on the date the participant ceases to be an eligible director for any reason whatsoever (the “Separation Date”) multiplied by the fair market value of one Common Share on the date the DSU is redeemed, in lieu thereof, or any combination thereof, at the Compensation Committee’s discretion (the “DSU Payment”). DSUs must be retained until the eligible director leaves the Board, at which time the DSUs will be paid out. In the event dividends are declared and paid, additional DSUs may be credited to reflect dividends paid on the Common Shares, at the absolute discretion of the Compensation Committee. In such case, the number of additional DSUs will be equal to the aggregate amount of dividends that would have been paid to the participant if the DSUs in the participant’s account had been Common Shares divided by the Market Value of a Common Share on the date on which dividends were paid by the Corporation.

Unless otherwise determined by the Compensation Committee, in the event that any Separation Date occurs during, or within 48 hours after a self-imposed blackout period on the trading of securities of the Corporation, settlement of the applicable DSUs will occur on the applicable Redemption Date (as defined in the DSU Plan).

Each outstanding DSU held by a participant shall be redeemed by the Corporation on the participant’s Separation Date, less applicable taxes and other source deductions required to be held by the Corporation. Fractional DSUs will be cancelled.

The Corporation or its affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes required to be paid by any law or regulation of any governmental authority whatsoever to withhold in connection with any payment or delivery of Common Shares or cash made under the DSU Plan including, without limitation, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued under the DSU Plan, until such time as the participant has paid any amount which the Corporation and its affiliates are required to withhold with respect to such taxes. For greater certainty, immediately upon delivery of any Common Shares, the Corporation shall have the right to require that a participant sell a given number of Common Shares to the Corporation or an affiliate of the Corporation sufficient to cover any applicable withholding taxes and any other source deductions to be withheld by the Corporation in connection with payments made in satisfaction of the participant’s vested DSUs.

The Board or the Compensation Committee may, subject to receipt of requisite regulatory and Shareholder approval, make the following amendments to the DSU Plan or to DSUs under the DSU Plan:

(a)	amendments to increase the number of Common Shares which may be issued pursuant to the DSU Plan;

(b)	amendments to the amendment provisions of the DSU Plan;

(c)	amendments to cancel and reissue DSUs;

(d)	amendments that extend the term of a DSU;

(e)	amendments to the participation limits in the DSU Plan;

(f)	amendments that would permit DSUs to be transferred other than for normal estate settlement purposes; or

(g)	materially modify the requirements as to eligibility for participation in the Plan.

The Board or the Compensation Committee may, subject to receipt of requisite regulatory approval, where required, in its sole discretion, without Shareholder approval, make all other amendments to the DSU Plan or to DSUs under the DSU Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the definitions;

(c)	amendments to reflect changes to applicable securities laws; and

(d)	amendments to ensure that the DSUs granted under the DSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom a DSU has been granted may from time to time be a resident or otherwise subject to tax therein.

Except as otherwise may be expressly provided for under the DSU Plan or pursuant to a will or by the laws of descent and distribution, no DSU and no other right or interest of a participant is assignable or transferable, and any such assignment or transfer in violation of the DSU Plan shall be null and void.

In the event there is any change to the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment shall be made by the Compensation Committee with respect to the number of Common Shares available under the DSU Plan and the number of Common Shares subject to or underlying any DSU as the Compensation Committee may determine. However, if there is an increase in the number of Common Shares outstanding for any reason other than by reason of a stock dividend, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of Common Shares or the issuance of Common Shares in connection with the acquisition of an asset) there will be no adjustment to the number of Common Shares that a participant will receive under his or her DSU grant letter award and no adjustment to the number of Common Shares available under the DSU Plan.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the DSU Plan.

The DSU Plan was last approved by Shareholders at the annual and special meeting of the Corporation held on June 12, 2019.

Schedule “C”

2020 RESTRICTED SHARE UNIT PLAN SUMMARY

2020 Restricted Share Unit Plan

The following provides a summary of the Replacement RSU Plan. At the Meeting, shareholders will be asked to vote on the adoption of the Replacement RSU Plan. See “Particulars of Matters to be Acted Upon – Adoption of Replacement Restricted Share Unit Plan” in this Circular for additional details.

The Replacement RSU Plan provides that RSUs may be granted by the Board, or, if the Board so delegates, by the Compensation Committee which administers the Replacement RSU Plan to eligible employees, directors, officers and consultants of the Corporation or an affiliate as remuneration to such participant, as determined in the sole and absolute discretion of the Compensation Committee. The number of RSUs awarded will be credited to the participant’s account effective as of the grant date. The Compensation Committee shall from time to time determine the participants to whom RSUs shall be granted and the provisions and restrictions with respect to such grant and the Compensation Committee may take into consideration the present and potential contributions of and the services rendered by the particular participant to the success of the Corporation and any other factors which the Compensation Committee deems appropriate and relevant.

The aggregate maximum number of Common Shares available for issuance under the Replacement RSU Plan shall not exceed 3,000,000 (being 1.6% of the outstanding Common Shares). The maximum number of RSUs available for grant to any one person, in a 12 month period, pursuant to the Replacement RSU Plan and any other security based compensation arrangements of the Corporation (which, for the purposes of this summary excludes the 500,000 Common Shares issuable to the Corporation’s Chairperson as “bonus shares” and the 1,000,000 Common Shares issuable to the Corporation’s Chief Executive Officer as “bonus shares”), is 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares which may be issuable at any time to insiders (as a group) pursuant to the Replacement RSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of RSUs which may be granted to insiders (as a group), within any one year period, pursuant to the Replacement RSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum value of RSUs which may be granted to each director who is not also an eligible employee, together with all other security based compensation arrangements, shall not exceed $150,000 (based on the closing trading price of the Common Shares on the grant date of an RSU or DSU (as defined below), as the case may be (the “Market Value”) in any financial year).

For purposes of determining the number of Common Shares that remain available for issuance under the Replacement RSU Plan, the number of Common Shares underlying any grants of RSUs that are surrendered, forfeited, waived, repurchased by the Corporation and/or cancelled without the Restricted Period (as defined below) having expired shall be added back to the Replacement RSU Plan and again be available for future grant, whereas the number of Common Shares underlying any grants of RSUs that are issued shall not be available for future grant.

Each RSU granted to a participant, subject to the terms of the Replacement RSU Plan, entitles such participant to receive one Common Share for each RSU on the date following the period of time that such RSU is not exercisable and the participant holding such RSU is ineligible to receive Common Shares (the “Restricted Period”) or such date after the after the Restricted Period to which the participant, other than a US Participant (as defined below), has elected to defer receipt of the Common Shares (the “Deferred Payment Date”) provided, that for a US Participant, the date of issuance shall not be more than 90 days after the end of the Restricted Period and provided further, that such participant does not have a choice as to the taxable year of issuance. Participants who elect to set a Deferred Payment Date must give the Corporation written notice of one or more Deferred Payment Dates not later than thirty (30) days prior to the expiration of the Restricted Period. Participants may change a Deferred Payment Date by providing written notice to the Corporation not later than thirty (30) days prior to the Deferred Payment Date.

The Compensation Committee will have the absolute discretion to credit a participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the participant if the RSUs had been Common Shares, divided by the Market Value of the Common Shares on the date on which dividends were paid by the Corporation.

Unless otherwise determined by the Compensation Committee, in the event that any Restricted Period expires or, if applicable, any Deferred Payment Date occurs during, or within 48 hours after, a self-imposed blackout period on the trading of securities of the Corporation, such Restricted Period or Deferred Payment Date shall be automatically extended until 48 hours after such blackout period has expired.

If the employment or services of the participant that has been continuously employed by the Corporation or an affiliate since the date the RSUs were granted are terminated during the Restricted Period, for any reason other than death, disability, termination without cause or resignation for good reason, then, except as provided for in the RSU grant letter or as determined by the Compensation Committee in its sole discretion, all RSUs will be forfeited by the participant (other than any vested RSUs that have been deferred prior to such termination or resignation), and be of no further force and effect, as of the date of termination or resignation. In the event of termination without cause or resignation for good reason during the Restricted Period, the Corporation shall issue forthwith Common Shares in accordance with the RSUs held by the participant on the date of termination, notwithstanding any applicable Deferred Payment Date, provided, that for a participant who would be subject to taxation under the United States Internal Revenue Code of 1986, as amended (a “US Participant”), the date of issuance or payment shall not be more than 90 days after the date of the participant’s termination or resignation and provided further, that such US Participant does not have a choice as to the taxable year of payment. In the event of termination without cause or resignation for good reason following the Restricted Period and prior to the Deferred Payment Date, the Corporation shall issue forthwith Common Shares in accordance with the RSUs held by the participant. In the event of death, any Common Shares represented by RSUs held by the participant on the date of the participant’s death shall be immediately issuable by the Corporation notwithstanding any Deferred Payment Date, provided, that for a US Participant, the date of issuance shall not be more than 90 days after the date of the participant’s death and provided further, that such participant’s estate does not have a choice as to the taxable year of issuance. In the event of the total disability of a participant, any Common Shares represented by RSUs held by the participant on the date on which the participant is determined to be totally disabled, shall be immediately issuable by the Corporation notwithstanding any applicable Deferred Payment Date(s), provided, that for a US Participant the date of issuance shall not be more than 90 days after the date on which the participant is determined to be totally disabled and provided further, that such participant does not have a choice as to the taxable year of issuance. In the event of (i) a Change of Control (as defined in the Replacement RSU Plan), and (ii) within 12 months of such Change of Control the Corporation terminates the employment of the participant for any reason other than just cause, then all unvested RSUs outstanding shall immediately vest on the date of such termination, and the Corporation shall forthwith issue the Common Shares to the participant, notwithstanding any stated vesting period or any applicable Deferred Payment Date; provided, that for a US Participant, except as described below in this paragraph, the date of issuance shall not be more than 90 days after the date of the participant’s termination and provided further, that such participant does not have a choice as to the taxable year of issuance. In any event, upon a Change of Control, participants shall not be treated any more favourably than Shareholders with respect to the consideration that the participants would be entitled to receive for their Common Shares, provided, however, that for a US Participant, any issuance must occur in full within five years of the date of the Change of Control.

Pursuant to the terms of the Replacement RSU Plan, the Board or the Compensation Committee, as the case may be, may discontinue or amend the Replacement RSU Plan at any time, provided that, without the consent of a participant, such discontinuance or amendment may not in any manner adversely affect the participant’s rights under any RSU granted under the Replacement RSU Plan.

The Board or the Compensation Committee may, subject to receipt of requisite regulatory and Shareholder approval, make the following amendments to the Replacement RSU Plan or RSUs under the Replacement RSU Plan:

(a)	amendments to increase the number of Common Shares, subject to the Replacement RSU Plan, which may be issued pursuant to the Replacement RSU Plan;

(b)	amendments to the definition of “Participant” under the Replacement RSU Plan which would have the potential of narrowing, broadening or increasing insider participation;

(c)	amendments to cancel and reissue Restricted Share Units;

(d)	amendments to the amendment provisions of the Replacement RSU Plan;

(e)	amendments that extend the term of an RSU;

(f)	amendments to the participation limits as set out in the Replacement RSU Plan; or

(g)	amendments that would permit RSUs, or any other right or interest of a participant under the Replacement RSU Plan, to be assigned or transferred, other than for normal estate settlement purposes.

The Board or the Compensation Committee may, subject to receipt of requisite regulatory approval, where required, but not subject to Shareholder approval, in its sole discretion make all other amendments to the Replacement RSU Plan or RSUs under the Replacement RSU Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the vesting provisions of an RSU or the Replacement RSU Plan;

(c)	amendments to the definitions, other than such definitions noted above;

(d)	amendments to reflect changes to applicable securities laws; and

(e)	amendments to ensure that the RSUs granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom an RSU has been granted may from time to time be a resident, citizen or otherwise subject to tax therein.

Except as otherwise may be expressly provided for under the Replacement RSU Plan or pursuant to a will or by the laws of descent and distribution, no RSU and no other right or interest of a participant is assignable or transferable, and any such assignment or transfer in violation of the Replacement RSU Plan shall be null and void.

In the event there is any change to the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment shall be made by the Compensation Committee in the number of Common Shares available under the Replacement RSU Plan and the number of Common Shares subject to any RSUs. If there is an increase in the number of Common Shares outstanding for any reason, other than by reason of a stock dividend, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of Common Shares or the issuance of Common Shares in connection with the acquisition of an asset), there will be no adjustment to the number of Common Shares that a participant will receive under his or her RSU grant letter award and no adjustment to the number of Common Shares available under the Replacement RSU Plan.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Replacement RSU Plan.

EXHIBIT “A”

Copy of the proposed 2020 Restricted Share Unit Plan

See attached.

ORLA MINING LTD.

2020 RESTRICTED SHARE UNIT PLAN

EFFECTIVE APRIL 2, 2020

Article One

DEFINITIONS AND INTERPRETATION

Section 1.01        Definitions: For the purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.	“Act” means the Canada Business Corporations Act, or its successor, as amended, from time to time;

B.	“Affiliate” means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time;

C.	“Board” means the Board of Directors of the Corporation;

D.	“Cause” with respect to a Participant has the meaning set forth in the Participant’s employment agreement with the Corporation or one of its Affiliates;

E.	“Change of Control” means, in respect of the Corporation: (i) if, as a result of or in connection with the election of directors, the people who were directors (or who were entitled under a contractual arrangement to be directors) of the Corporation before the election cease to constitute a majority of the Board, unless the directors have been nominated by management or approved by a majority of the previously serving directors; (ii) any transaction at any time and by whatever means pursuant to which any person or any group of two or more persons acting jointly or in concert as a single control group or any affiliate (other than a wholly-owned subsidiary of the Corporation or in connection with a reorganization of the Corporation) or any one or more directors thereof hereafter “beneficially owns” (as defined in the Act) directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Corporation representing 50% or more of the then issued and outstanding voting securities of the Corporation, as the case may be, in any manner whatsoever; (iii) the sale, assignment, lease or other transfer or disposition of more than 50% of the assets of the Corporation to a person or any group of two or more persons acting jointly or in concert (other than a wholly-owned subsidiary of the Corporation or in connection with a reorganization of the Corporation); (iv) the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities involving all of the Corporation’s voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any person or any group of two or more persons acting jointly or in concert (other than a short-form amalgamation of the Corporation or an exchange of securities with a wholly-owned subsidiary of the Corporation or a reorganization of the Corporation); or (v) any sale, lease, exchange, or other disposition of all or substantially all of the assets of the Corporation other than in the ordinary course of business;

F.	“Code” means the United States Internal Revenue Code of 1986, as amended;

G.	“Committee” means the Board or, if the Board so determines in accordance with Section 2.03 of the Plan, the committee of the Board authorized to administer the Plan which includes any compensation committee of the Board;

H.	“Corporation” means Orla Mining Ltd., a corporation existing under the Act, and includes any successor corporation thereof;

I.	“Deferred Payment Date” means the date, for a Participant under the Plan, after the Restricted Period to which the Participant has elected to defer receipt of the Shares;

J.	“Director” means a member of the Board, or a member of the board of directors of an Affiliate, from time to time;

K.	“Disability” with respect to a Participant, has the meaning set forth in such Participant’s employment or consulting agreement with the Corporation or one of its Affiliates;

L.	“Eligible Consultant” has the meaning of “Consultant” set out in Section 2.22 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time;

M.	“Eligible Employees” means (a) an individual who is considered an employee of the Corporation or any of its subsidiaries under the Income Tax Act (Canada) (and for whom income tax, employment insurance and CPP deductions must be made at source); (b) an individual who works full-time for the Corporation or any of its subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or (c) an individual who works for the Corporation or its subsidiary on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation but for whom income tax deductions are not made at source;

N.	“Fair Market Value” means, at any date, the higher of: (i) weighted average price per share at which the Shares have traded on the TSX during the last five (5) trading days prior to that date; and (ii) the closing price of the Shares on the TSX on the date prior to the relevant date or, if the Shares are not then listed and posted for trading on the TSX, then on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Board, or, if the Shares are not then listed and posted for trading on any stock exchange, then it shall be the fair market value per Share as determined by the Committee in its sole discretion; and for such purposes, the weighted average price per share at which the Shares have traded on the TSX or on any other stock exchange shall be calculated by dividing: (i) the aggregate sale price for all of the Shares traded on such stock exchange during the relevant five (5) trading days by (ii) the aggregate number of Shares traded on such stock exchange during the relevant five (5) trading days;

O.	“Good Reason” with respect to a Participant has the meaning set forth in the Participant’s employment agreement with the Corporation or one of its Affiliates;

P.	“Grant Date” means the date that the Restricted Share Unit is granted to a Participant under the Plan, as evidenced by the Restricted Share Unit Grant Letter as agreed to by the Participant;

Q.	“Insider” means an insider as defined in the TSX Company Manual;

R.	“Market Value” means the closing trading price of the Shares on the Grant Date or other applicable date, as reported by the TSX. If the Shares are not trading on the TSX, then the Market Value shall be determined based on the trading price on such stock exchange or over-the-counter market on which the Shares are listed and posted for trading as may be selected for such purpose by the Committee. In the event that the Shares are not listed and posted for trading on any stock exchange or over-the-counter market, the Market Value shall be the Fair Market Value of such Shares as determined by the Committee in its sole discretion;

S.	“Participant” means each Eligible Employee, Director or Eligible Consultant to whom Restricted Share Units are granted hereunder;

T.	“Plan” means this Restricted Share Unit Plan, as same may be amended from time to time;

U.	“Restricted Period” means any period of time that a Restricted Share Unit is not exercisable and the Participant holding such Restricted Share Unit remains ineligible to receive Shares, determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of a Participant;

V.	“Restricted Share Unit” means a unit credited by means of an entry on the books of the Corporation to a Participant, representing the right to receive, on the expiry of the Restricted Period or, if applicable at a later Deferred Payment Date, fully paid Shares as set out in the Participant’s Restricted Share Unit Grant Letter;

W.	“Restricted Share Unit Award” means an award of Restricted Share Units under the Plan to a Participant;

X.	“Restricted Share Unit Grant Letter” means the letter to the Participant from the Corporation and agreed to by the Participant evidencing the grant of Restricted Share Units;

Y.	“Resignation” means the cessation of employment of the Participant with the Corporation or an Affiliate as a result of resignation;

Z.	“Security Based Compensation Arrangement” includes, without limitation: (i) stock option plans for the benefit of employees, Insiders, service providers or any one of such groups; (ii) individual stock options granted to employees, service providers or Insiders if not granted pursuant to a plan previously approved by the Corporation’s security holders; (iii) stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased; (iv) stock appreciation rights involving issuances of securities from treasury; (v) any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and (vi) security purchases from treasury by an employee, Insider or service provider which is financially assisted by the Corporation by any means whatsoever, but shall not include the 500,000 Shares issuable to the Corporation’s Chairperson as “bonus shares” and the 1,000,000 Shares issuable to the Corporation’s Chief Executive Officer as “bonus shares”;

AA.	“Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Article Five of this Plan;

BB.	“subsidiary” means, in respect of a person, a body corporate or other entity which is directly or indirectly controlled by such person. For such purposes, a person shall be deemed to control another person if such person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other person, whether through the ownership of voting securities, by contract or otherwise;

CC.	“Termination” means (i) in the case of an Eligible Employee, the later of the last day of work and the statutory notice period (if any) following notification of termination of the employment of the Eligible Employee with or without Cause by the Corporation or an Affiliate or notification of termination of the employment of the Eligible Employee for Resignation with or without Good Reason and, for certainty, does not include any period of contractual or common law notice or severance; (ii) in the case of an Eligible Consultant, the termination of the services of the Eligible Consultant by the Company or any Affiliate or the Eligible Consultant; and (iii) in the case of a Director, the removal of or failure to re-elect or re-appoint the Director as a director of the Company or any Affiliate; for greater certainty, in all cases, other than for death or disability of a Participant;

DD.	“TSX” means the Toronto Stock Exchange;

EE.	“TSX Company Manual” means the TSX Company Manual setting forth the rules and policies of the TSX, as the same may be amended from time to time; and

FF.	“US Participant” means a Participant who would be subject to taxation under the Code in respect of income derived from the Restricted Share Units.

Section 1.02        Headings: The headings of all articles, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.03        Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.04        References to this Restricted Share Unit Plan: The words “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

Section 1.05        Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

Article Two

PURPOSE AND ADMINISTRATION OF THE RESTRICTED SHARE UNIT PLAN

Section 2.01        Purpose of the Restricted Share Unit Plan: The Plan provides for the payment of remuneration to Participants to be satisfied by the issuance of Shares for the purpose of advancing the interests of the Corporation and its Affiliates through the motivation, attraction and retention of Eligible Employees, Directors and Eligible Consultants and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Shares or Share equivalent by such persons, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging employees due to the opportunity offered to them to benefit from a proprietary interest in the Corporation.

Section 2.02           Administration of the Restricted Share Unit Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made in good faith. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03           Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Board comprised of not less than three Directors, including any compensation committee of the Board.

Section 2.04           Record Keeping: The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the number of Restricted Share Units granted to each Participant; and

(c)	the number of Shares (if any) issued to each Participant in settlement of fully vested Restricted Share Units.

Section 2.05           Determination of Participants and Participation: The Committee shall from time to time determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Restricted Share Units shall be granted and the provisions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.

Section 2.06           Maximum Number of Shares:

(a)	The aggregate maximum number of Common Shares available for issuance from treasury under this Plan, subject to adjustment pursuant to Section 5.06, shall not exceed 3,000,000. Under no circumstances may the number of Shares issuable pursuant to Restricted Share Units, together with Shares issuable under all Security Based Compensation Arrangements of the Corporation, exceed 10% of the total number of Shares then outstanding. For purposes of this Section 2.06, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Restricted Share Unit.

(b)	The maximum number of Restricted Share Units available for grant to any one Person, in a 12 month period pursuant to this Plan and any other Security Based Compensation Arrangements of the Corporation, is 5% of the total number of Shares then outstanding. For purposes of this Section 2.06, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Restricted Share Unit.

(c)           The maximum number of Shares which may be issuable at any time to Insiders (as a group) pursuant to this Plan, or together with any other Security Based Compensation Arrangements of the Corporation, shall be 10% of the issued and outstanding Shares at the time of grant. The maximum number of Shares which may be issued within any one year period to Insiders (as a group), pursuant to this Plan, or together with any other Security Based Compensation Arrangements of the Corporation, shall be 10% of the issued and outstanding Shares. For purposes of this Section 2.06, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Restricted Share Unit.

(d)          The maximum equity value of Restricted Share Units which may be granted to each Director who is not also an Eligible Employee, together with all Security Based Compensation Arrangements of the Corporation, shall not exceed $150,000 (based on the Market Value of the Restricted Share Units) in any fiscal year.

(e)           For purposes of determining the number of Shares that remain available for issuance under the Plan, the number of Shares underlying any grants of Restricted Share Units that are surrendered, forfeited, waived, repurchased by the Corporation and/or cancelled without the applicable Restricted Period(s) having expired shall be added back to the Plan and again be available for future grant, whereas the number of Shares underlying any grants of Restricted Share Units that are issued shall not be available for future grant.

Article Three

RESTRICTED SHARE UNITS

Section 3.01         Restricted Share Unit Plan: The Plan is hereby established for Eligible Employees, Directors and Eligible Consultants.

Section 3.02        Grant of Restricted Share Units: The number of Restricted Share Units awarded will be credited to the Participant’s account, effective as of the Grant Date.

Section 3.03           Vesting: A Restricted Share Unit Award granted to a Participant will entitle the Participant, subject to the Participant’s satisfaction of any conditions, restrictions or limitations imposed under the Plan or Restricted Share Unit Grant Letter, to receive one previously unissued Share for each Restricted Share Unit at the end of the Restricted Period or, if applicable, at a later Deferred Payment Date, without any further action on the part of the holder of the Restricted Share Unit in accordance with this Article Three; provided, that for a US Participant, the date of issuance shall not be more than 90 days after the end of the Restricted Period and provided further, that such Participant does not have a choice as to the taxable year of issuance. Concurrent with the determination to grant Restricted Share Units to a Participant, the Committee shall determine the vesting schedule (if any) applicable to such Restricted Share Units. Notwithstanding the foregoing, the Committee, in its sole discretion, may settle its obligations with respect to any Restricted Share Units by issuing the applicable Shares to the Participant before the expiration of the Restricted Period or Deferred Payment Date.

Section 3.04         Restricted Period: Upon the grant of Restricted Share Units to a Participant, the Committee shall determine the Restricted Period applicable to such Restricted Share Units.

Section 3.05        Deferred Payment Date: Participants other than US Participants may elect to defer the receipt of all or any part of their entitlement to Restricted Share Units until a Deferred Payment Date.

Section 3.06        Prior Notice of Deferred Payment Date: Participants who elect to set a Deferred Payment Date must give the Corporation written notice of one or more Deferred Payment Dates not later than thirty (30) days prior to the expiration of the Restricted Period. Participants may change a Deferred Payment Date by providing written notice to the Corporation not later than thirty (30) days prior to the Deferred Payment Date.

Section 3.07        Termination of Employment:

(a)	Termination with Cause or Resignation without Good Reason during Restricted Period: Except as provided for in the Restricted Share Unit Grant Letter or as determined by the Committee in its discretion, upon the Termination of the employment or services of the Participant, for any reason other than death, disability, Termination without Cause or Resignation for Good Reason, then, all Restricted Share Units will be forfeited by the Participant (other than any vested Restricted Share Units that have been deferred prior to such Termination or Resignation, which Restricted Share Units shall be subject to Section 3.07(c)), and be of no further force and effect, as of the date of Termination;

(b)	Termination without Cause or Resignation for Good Reason during Restricted Period: Except as provided for in the Restricted Share Unit Grant Letter or as determined by the Committee in its discretion, provided that the Participant has been continuously employed by the Corporation or an Affiliate of the Corporation since the Grant Date, in the event of the Termination without Cause or Resignation for Good Reason of a Participant during the Restricted Period, the Corporation shall issue forthwith Shares in accordance with the Restricted Share Units held by the Participant on the date of the Participant’s Termination without Cause or Resignation for Good Reason, notwithstanding any applicable Deferred Payment Date, provided, that for a US Participant, the date of issuance shall not be more than 90 days after the date of the Participant’s Termination without Cause or Resignation for Good Reason and provided further, that such Participant does not have a choice as to the taxable year of issuance;

(c)	Termination or Resignation after Restricted Period: Except as provided for in the Restricted Share Unit Grant Letter or as determined by the Committee in its discretion, provided that the Participant has been continuously employed by the Corporation or an Affiliate of the Corporation since the Grant Date, in the event of the Termination or Resignation of a Participant following the Restricted Period and prior to the Deferred Payment Date, the Corporation shall issue forthwith Shares in accordance with the Restricted Share Units held by the Participant;

(d)	Death: Provided that the Participant has been continuously employed by the Corporation or an Affiliate of the Corporation since the Grant Date, any Shares represented by Restricted Share Units held by the Participant on the date of the Participant’s death shall be immediately issuable by the Corporation, notwithstanding any Deferred Payment Date, provided, that for a US Participant, the date of issuance shall not be more than 90 days after the date of the Participant’s death and provided further, that such Participant’s estate does not have a choice as to the taxable year of issuance;

(e)	Disability: Provided that the Participant has been continuously employed by the Corporation or an Affiliate of the Corporation since the Grant Date, any Shares represented by Restricted Share Units held by the Participant on the date on which the Participant is determined to be totally disabled shall be immediately issuable by the Corporation within 90 days following the date on which the Participant is determined to be totally disabled, notwithstanding any applicable Deferred Payment Date(s), provided, that for a US Participant the date of issuance shall not be more than 90 days after the date on which the Participant is determined to be totally disabled and provided further, that such Participant does not have a choice as to the taxable year of issuance; and

(f)	Change of Control: In the event of (i) a Change of Control, and (ii) within 12 months of such Change of Control the Corporation terminates the employment of the Participant for any reason other than just cause, then all Restricted Share Units outstanding shall immediately vest on the date of such termination and the Corporation shall forthwith issue the Shares to the Participant, notwithstanding any stated vesting period or any applicable Deferred Payment Date(s); provided, that for a US Participant, except as described below in this paragraph, the date of issuance shall not be more than 90 days after the date of the Participant’s termination and provided further, that such Participant does not have a choice as to the taxable year of issuance. In any event, upon a Change of Control, Participants shall not be treated any more favourably than shareholders of the Corporation with respect to the consideration that the Participants would be entitled to receive for their Shares, provided, however, that for a US Participant any issuance must occur in full within five years of the date of the Change of Control.

Section 3.08        Redemption - Fully Paid Shares to the Participant: Subject to Section 4.01, the Corporation will satisfy its payment obligation, net of any applicable taxes and other source deductions required to be withheld by the Corporation, at the end of the Restricted Period or, if applicable, on the later Deferred Payment Date, with the issue of fully paid Shares from treasury in accordance with Section 3.03.

Section 3.09        Restricted Share Unit Grant Letter: Each grant of a Restricted Share Unit under the Plan shall be evidenced by a Restricted Share Unit Grant Letter issued by the Corporation and agreed to by the Participant. Such Restricted Share Unit Grant Letter shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Restricted Share Unit Grant Letter. The provisions of the various Restricted Share Unit Grant Letters issued under the Plan need not be identical. To the extent that there is any inconsistency between the Plan and the Restricted Share Unit Grant Letter or any other communications, the Plan shall prevail.

Section 3.10       Payment of Dividends: Subject to the absolute discretion of the Committee, in the event that a dividend (other than a stock dividend) is declared and paid by the Corporation on Shares, the Committee may elect to credit each Participant with additional Restricted Share Units. In such case, the number of additional Restricted Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Restricted Share Units in the Participant’s account had been Shares, divided by the Market Value of a Share on the date on which dividends were paid by the Corporation. The additional Restricted Share Units awarded to a Participant under this Section 3.10 of this Plan will vest upon the expiry of the Restricted Period or, if applicable, on the later Deferred Payment Date, in respect of the particular Restricted Share Unit Award to which the additional Restricted Share Units relate.

Section 3.11       Blackout: Unless otherwise determined by the Committee, in the event that any Restricted Period expires or, if applicable, any Deferred Payment Date occurs during, or within 48 hours after, a self-imposed blackout period on the trading of securities of the Corporation, such Restricted Period or Deferred Payment Date shall be automatically extended until 48 hours after such blackout period has expired.

Section 3.12           Necessary Approvals: The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation and acceptance by the TSX or any regulatory authority having jurisdiction over the securities of the Corporation.

Article Four

TAX MATTERS

Section 4.01           Withholding Taxes: The Corporation or its Affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any delivery of Shares made under this Plan including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or an Affiliate of the Corporation for any amount which the Corporation and its Affiliates are required to withhold with respect to such taxes. For greater certainty, immediately upon delivery of any Shares, the Corporation shall have the right to require that a Participant sell a given number of Shares sufficient to cover any applicable withholding taxes and any other source deductions to be withheld by the Corporation in connection with payments made in satisfaction of the Participant’s vested Restricted Share Units.

Article Five

GENERAL

Section 5.01           Effective Time of Restricted Share Unit Plan: The Plan shall be effective on April 2, 2020.

Section 5.02           Amendment of Restricted Share Unit Plan: The Board or the Committee, as the case may be, may terminate, discontinue or amend the Plan at any time, provided that, without the consent of a Participant, such termination, discontinuance or amendment may not in any manner adversely affect such Participant’s rights under any Restricted Share Unit granted to such Participant under the Plan.

The Board or the Committee may, subject to receipt of requisite regulatory and shareholder approval, make the following amendments to the Plan or Restricted Share Units under the Plan:

(a)	amendments to increase the number of Shares, other than by virtue of Section 5.06, which may be issued pursuant to the Plan;

(b)	amendments to the definition of “Participant” under the Plan which would have the potential of narrowing, broadening or increasing Insider participation;’

(c)	amendments to cancel and reissue Restricted Share Units;

(d)	amendments to this Section 5.02 of the Plan;

(e)	amendments that extend the term of a Restricted Share Units;

(f)	amendments to the participation limits in Section 2.06; or

(g)	amendments to Section 5.03 of the Plan that would permit Restricted Share Units, or any other right or interest of a Participant under the Plan, to be assigned or transferred, other than for normal estate settlement purposes.

The Board or the Committee may, subject to receipt of requisite regulatory approval (where required), but not subject to shareholder approval, in its sole discretion make all other amendments to the Plan or Restricted Share Units under the Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the vesting provisions of a Restricted Share Unit or the Plan;

(c)	amendments to the definitions, other than such definitions noted above;

(d)	amendments to reflect changes to applicable securities laws; and

(e)	amendments to ensure that the Restricted Share Units granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Participant to whom a Restricted Share Unit has been granted may from time to time be a resident, citizen or otherwise subject to tax therein.

Section 5.03       Non-Assignable: Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Unit and no other right or interest of a Participant is assignable or transferable, and any such assignment or transfer in violation of this Plan shall be null and void.

Section 5.04        Rights as a Shareholder: No holder of any Restricted Share Units shall have any rights as a shareholder of the Corporation prior to the actual receipt of Shares pursuant to Section 3.03. Subject to Section 5.06, no holder of any Restricted Share Units shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date on which the Participant becomes the record owner of such Shares pursuant to Section 3.03.

Section 5.05        No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or its Affiliates nor interfere or be deemed to interfere in any way with any right of the Corporation or its Affiliates to discharge any Participant at any time for any reason whatsoever, with or without just cause. Participation in the Plan by a Participant shall be voluntary.

Section 5.06        Adjustment in Number of Shares Subject to the Restricted Share Unit Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Shares available under the Plan; and

(b)	the number of Shares subject to any Restricted Share Units.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

However, if there is an increase in the number of Shares outstanding for any reason other than by reason of a stock dividend, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of Shares or the issuance of Shares in connection with the acquisition of an asset) there will be no adjustment to the number of Shares that a Participant will receive under his or her Restricted Share Unit Grant Letter award and no adjustment to the number of Shares available under the Plan.

Section 5.07        Unfunded Plan. The Plan shall be unfunded. The Corporation’s obligations hereunder shall (unless otherwise determined by the Committee) constitute a general, unsecured obligation, payable solely out of its general assets, and no holder of any Restricted Share Units or other person shall have any right to any specific assets of the Corporation. Neither the Corporation nor the Committee shall be required to segregate any assets that may at any time be represented by the amounts credited with respect to Restricted Share Units hereunder. Neither the Corporation nor the Committee shall be deemed to be a trustee of any amounts to be distributed or paid pursuant to the Plan. No liability or obligation of the Corporation pursuant to the Plan shall be deemed to be secured by any pledge of, or encumbrance on, any property of the Corporation or any Affiliate.

Section 5.08        No Representation or Warranty: The Corporation makes no representation or warranty as to the future Market Value of any Shares issued in accordance with the provisions of the Plan. No amount will be paid to, or in respect of, a Participant under this Plan or pursuant to any other arrangement, and no additional Restricted Share Units will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

Section 5.09        Compliance with Applicable Law: If any provision of the Plan or any Restricted Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 5.10        Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia.

Form of Grant Letter

[ORLA MINING LTD. LETTERHEAD]

[Date]

PERSONAL & CONFIDENTIAL

[Name]

[Address]

Dear [Name]:

The Corporation’s Restricted Share Unit Plan (the “Plan”) permits the Board, or a committee of the Board which administers the Plan, to grant restricted share unit awards to directors, consultants and full-time employees and officers of the Corporation or an affiliate in a calendar year as a bonus for services rendered to the Corporation or an affiliate in the fiscal year ending in such calendar year, as determined in the sole and absolute discretion of the Board or such committee. The number of restricted share units (“RSUs”) awarded will be credited to your account effective on the grant date of the RSUs.

In recognition of your contribution to the Corporation, the Board is pleased to grant to you the RSUs on the terms set forth below and subject to the Plan, a copy of which is attached hereto as Schedule “A”.

This letter and the Plan are referred to collectively below as the “Restricted Share Unit Documents”. All capitalized terms not otherwise defined herein shall have the meaning attributed to them in the Plan.

The total number of RSUs granted to you is:	[Note: insert number]

Notwithstanding the foregoing and subject to Sections 3.03 of the Plan, provided that your employment (if applicable) with the Corporation has not been terminated, the RSUs granted to you shall fully vest on the following schedule ●.

[NTD: Consider any other conditions in addition to time-based vesting.]

In the event of vesting pursuant to the schedule above, subject to the Plan, you shall receive in respect of each RSU held by you one fully-paid common share in the capital of the Corporation without payment of additional consideration and without any further action on your part.

Nothing in the Restricted Share Unit Documents will affect our right to terminate your services, responsibilities, duties and authority at any time for any reason whatsoever. The treatment of your RSUs upon termination or other events is detailed herein and in the Plan.

No RSU and no other right or interest of a Participant hereunder is assignable or transferable.

Please acknowledge acceptance of your RSUs and agreement to these terms by signing where indicated below on the enclosed copy of this letter and returning the signed copy to the Corporation to the attention of ●. By signing and delivering this copy, you are acknowledging receipt of a copy of the Plan and are agreeing to be bound by all of the terms of the Restricted Share Unit Documents.

Yours truly,

ORLA MINING LTD.

By:

I have read and agree to be bound by this letter and the Plan.

Signature of Witness
[Name]
Name of Witness (please print)

Address

C-17

Schedule “D”

AUDITOR CHANGE REPORTING PACKAGE

March 27, 2020

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorite des Marches Financiers

Financial and Consumer Services Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

Registrar of Securities, Government of the Northwest Territories

Office of the Superintendent of Securities, Government of Nunavut

Dear Sirs / Mesdames

Re:     Orla Mining Ltd. (the "Company")

            Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company’s Change of Auditor Notice dated March 25, 2020 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

DAVIDSON & COMPANY LLP

Chartered Professional Accountants

cc: Toronto Stock Exchange

British Columbia Securities Commission (Principal Regulator)	March 30, 2020

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des Marchés Financiers

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

Registrar of Securities, Government of Yukon

Superintendent of Securities, Government of the Northwest Territories

Office of the Superintendent of Securities, Government of Nunavut

Orla Mining Ltd. Change of Auditor Notice dated March 30, 2020

A member firm of Ernst & Young Global Limited

NOTICE OF CHANGE OF AUDITOR

TO:                      DAVIDSON & COMPANY LLP

AND TO:            ERNST & YOUNG LLP

CC:                       British Columbia Securities Commission (Principal Regulator)

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des Marchés Financiers

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

Registrar of Securities, Government of Yukon

Superintendent of Securities, Government of the Northwest Territories

Office of the Superintendent of Securities, Government of Nunavut

TAKE NOTICE THAT Orla Mining Ltd. (the “Corporation”) hereby provides notice pursuant to National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) of a change of auditors from Davidson & Company LLP (“Davidson”) to Ernst & Young LLP (“E&Y”) effective March 25, 2020.

TAKE FURTHER NOTICE THAT:

1.	At the request of the Corporation, Davidson, resigned as auditor of the Corporation effective March 25, 2020 and E&Y has been appointed as auditor of the Corporation effective March 25, 2020.

2.	The resignation of Davidson and the appointment of E&Y in its place have been recommended by the Audit Committee of the Board of Directors of the Corporation (the “Board”) and approved by the Board.

3.	Davidson did not express a modified opinion in any of its reports for: (a) the audits of the two most recently completed financial years of the Corporation; or (b) any period subsequent to the two most recently completed financial years of the Corporation and ending on March 25, 2020.

4.	There are no reportable events (as defined under Section 4.11(1) of NI 51-102).

5.	The Corporation has requested E&Y and Davidson to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

DATED as of this 27th day of March 2020.

ORLA MINING LTD.

(signed) “Etienne Morin”
Name:	Etienne Morin
Title:	Chief Financial Officer

D-4